03037601

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Frankie Dominion International Ltd

*CURRENT ADDRESS 1/F, Vally Industrial Building
6 Yip Fat Street
Wong Chuk Hang
Hong Kong, China

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

FILE NO. 82- 3649 FISCAL YEAR 12/31/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GRS

DATE: 11/19/03

FRANKIE DOMINION

ANNUAL REPORT 2002



嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

CONTENTS

CORPORATE INFORMATION

Board of Directors
Mr. Lam Po Kwai, Frankie *(Chairman)*
Ms. Wong Yau Ching, Maria *(Vice Chairman)*
Ms. Lee Yuen Bing, Nina
Ms. So Man Yee, Katherine
Mr. Au Son Yiu
(Independent Non-Executive Director)
Mr. Lee Johnson
(Independent Non-Executive Director)
Ms. He Ling
(Non-Executive Director)

Audit Committee
Mr. Lee Johnson
Mr. Au Son Yiu

Company Secretary
Mr. Cheung Chiu Fan

Company Solicitors
In Hong Kong
Sit, Fung, Kwong & Shum
Deacons

In Bermuda
Appleby, Spurling & Kempe

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited

Share Registered and Transfer Office
In Hong Kong
Secretaries Limited

In Bermuda
Butterfield Corporate Services Limited

Principal Office in Hong Kong
1st Floor, Yally Industrial Building
6 Yip Fat Street, Wong Chuk Hang
Hong Kong
Tel: 2518 8383
Fax: 2518 3038
E-mail: hk1@fdhl.com.hk
Website : www.frankiedominion.com

Registered Office
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

I present on behalf of the Board of Directors the Annual Report of the Company for the year ended 31st December, 2002.

Results

The global business environment remained challenging in 2002 in light of the uncertain international political and economic situation. In the Group's dominant markets of USA and Europe, demand for household and consumer products continued to be sluggish. Competition was more severe than the previous year in view of the depressed market and excessive production capacities. Pressure on selling prices eroded marginal profitability. Despite this difficult environment, turnover of the Group for the year ended 31st December, 2002 rose to HK$1,019,928,764 from HK$997,068,658 last year, representing a slight increase of approximately 2.29%. Net profit attributable to shareholders for the year reduced to HK$1,323,201 compared with HK$6,024,252 in 2001. Earnings per share also reduced to HK0.277 Cent from HK1.26 Cents of last year. The profit decline was mainly due to a loss in operations from non wholly-owned subsidiaries and an unrealised holding loss on investments during the year.

Final Dividend

The Board has resolved to recommend a final dividend of HK1 cent per share (2001: HK1 cent) for the year ended 31st December, 2002 to be paid on 5th June, 2003 to shareholders whose names appear on the register of members of the Company on 16th May, 2003 subject to approval of shareholders at the forthcoming annual general meeting. No interim dividend had been resolved in respect of the current financial year (2001: HK1 cent).

Closure of Register

The register of members is closed from 12th May, 2003 to 16th May, 2003 both days inclusive, during which period no transfers of shares will be effected. In order to qualify for the 2002 final dividend, share certificates with completed transfer form either overleaf or separately, must be lodged with the Company's branch registrars in Hong Kong, Secretaries Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong not later than 4:00p.m. on 9th May, 2003.

Operations Review and Prospects

Turnover generated from other manufacturing during the year accounted for HK$759.45 million, representing an increase of 7.26% compared with HK$708.04 million in 2001. Turnover generated from trading and household products manufacturing decreased 13.88% and 4.69% to HK$123.63 million and HK$136.84 million respectively. Segment results for other manufacturing declined 12.51% to HK$44.21 million. Segment results for trading and household products manufacturing also declined 24.00% and 8.97% to HK$5.50 million and HK$44.67 million respectively.

Bigfield Goldenford Holdings Limited

Bigfield Goldenford Holdings Limited, a 62.50% subsidiary of the Group, recorded a turnover of approximately HK$747,803,000, an increase of 7.34% from that of the previous year. Net loss for the period amounted to approximately HK$557,900 when compared with a profit of HK$814,000 in 2001. The loss was primarily attributable to trading conditions but included an incidental loss relating to a fire incident at a factory in September of approximately HK$4,345,000. The management will continue to implement stringent control over expenses through rationalization of its processes and system re-engineering aiming to enhance operational efficiency and to maintain relatively low operating costs in 2003. It is expected that this subsidiary will restore its respectable contribution to the Group.

Frankie Dominion (Holdings) Limited

Operating profit remained stable in 2002 despite a drop of 8.57% in sales amounting to approximately HK$301,883,000 from HK$330,171,000 for 2001. The management expects development in its sales and marketing network in Mainland China will enable continuation of steady growth with stable contribution to the Group in 2003.

Outlook

The outcome of the US-led war against Iraq will bear a significant influence on the global economy. Given general economic and political circumstances, 2003 is likely to be another challenging year. The directors believe that the Group will be able to surmount its challenging environment and to deliver respectable results from its core business of manufacture and sale of household products through continuous efforts and intensification of its activities in overheads control, cost reduction and marketing. The directors are confident that the outlook for the Group is still promising.

Audit Committee

The Audit Committee has reviewed with management the accounting policies and practice adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the consolidated financial statements of the Group and the auditors' report for the year ended 31st December, 2002.

Appreciation

On behalf of the Board, I would like to express my sincere gratitude to our customers and business associates for their loyal patronage and support through the years and, in particular, to the employees for their dedication in this period of transition.

Lam Po Kwai, Frankie
Chairman

Hong Kong, 22nd April, 2003

Executive Directors

Mr. Lam Po Kwai, Frankie, aged 56, has been the Chairman and Managing Director of the Company since February 1991, He is the founder of the Group and has over 30 years' experience in, variously, trading, marketing, product design and manufacturing. He is primarily responsible for the overall policy, administration and management of the Group with emphasis on product development and marketing strategy.

Ms. Wong Yau Ching, Maria, aged 48, has been an Executive Director and Vice Chairman of the Company since February 1991. She was one of the first employees in the Frankie Trading business. She has over 20 years' marketing experience, and oversees the trading and manufacturing arms of Frankie Dominion (Holdings) Limited.

Ms. Lee Yuen Bing, Nina, aged, 46, is the wife of Mr. Lam and has been an Executive Director of the Company since February 1991. She has 18 years' experience in public relations and administration. She joined the Group in 1979 and is in charge of the personnel and administration department of the Group's head office.

Ms. So Man Yee, Katherine, aged 40, has been an Executive Director of the Company since February 1991. She is in charge of the accounts department of the Group's head office. She joined the Group in 1983.

Independent Non-Executive Directors

Mr. Au Son Yiu, aged 58, has been an Independent Non-executive Director of the Company since February 1991. He has extensive experience in the securities industry. He is a director of Realink Securities Limited, China Point Stock Brokers Limited and I & P Securities Limited, a consultant to Dao Heng Securities Limited and a member of the Election Committee for the financial services subsector election for the 1998 Legislative Council. He is also an independent non-executive director for several public companies listed on the Stock Exchange. In addition, he is the ex-deputy chairman of the Hong Kong Clearing (1992-1994) and ex-council member of the Stock Exchange (1988-1994).

Mr. Lee Johnson, aged 63, has been an Independent Non-executive Director of the Company since January 1997. He is a registered insurance broker and has extensive experience in the insurance industry. He is the founder of Manchester Holdings Limited and Manchester Insurance Consultants Limited. He is also a director of World Trade Investment Limited, Hong Kong Chamber of Insurance Intermediaries, Kowloon Chamber of Commerce and Peninsula Lions Club of Hong Kong Foundation.

Non-Executive Director

Ms. He Ling, aged 40, has been a Non-executive Director of the Company since July 2001. She is the deputy general manager and executive director of China Everbright Limited and holds a Bachelor's degree in Finance from Hunan Finance and Economics University and has obtained a Master's degree in Economics from Shaanxi Finance and Economics University. She joined Everbright Securities Company Limited in 1993. In 1998, she was appointed as an assistant of chief executive officer of Everbright Securities Company Limited. Ms. He has over 13 years experience and knowledge in securities investment and fund management.

Senior Management

Mr. Cheung Chiu Fan, aged 49, has been the Company Secretary of the Company since January 1997. He is a professional accountant with more than 15 years' experience in public accounting and professional management. He is a fellow of the Chartered Association of Certified Accountants, an associate of the Institute of Chartered Secretaries and Administrators, a member of British Institute of Management in the United Kingdom and has a Master's degree in Business Administration from the Chinese University of Hong Kong. He joined the Group in February 1991.

Mr. Lee Kun, Stephen, aged 46, is the founder, director and chief executive of Bigfield Goldenford Holdings Limited. He has over 13 years' experience in the wooden and paper products industry. He joined the Group in 1992.

Geographical Market

The Group's 2002 turnover, relating to the trading, manufacturing and sale of household and consumer products only, increased by 2.49% to HK$1,019,928,000 when compared to the corresponding period for 2001 of HK$995,177,000. The dominant markets in Europe constituted 48.51% amounting to HK$494,759,000 (2001: 50.70% amounting to HK$504,594,000). North American sales, as a percentage of turnover increased by 3.02% to 41.83% amounting to HK$426,656,000 (2001: HK$386,234,000). South American sales decreased to 0.31% amounting to HK$3,137,000 (2001: HK$4,962,000). Sales in other markets dropped slightly down from 5.94% to 5.10% of the turnover amounting to HK$52,045,000 (2001: HK$59,146,000). Product sales in the Hong Kong market increased to 4.25% amounting to HK$43,330,000 (2001: HK$40,239,000).

Product Categories

Sales of the major products out of the Group's turnover in 2002 were 40.97% for paper products (2001: 41.12%), 33.83% for wooden products (2001: 30.62%) and 25.20% for household items, home textiles products and tablemats (2001: 28.06%).

Interest Expenses

Interest expenses decreased by 43.57% to HK$4,038,000 in 2002 (2001: HK$7,156,000) as a result of the low interest rate on bank borrowings during the year.

Provision for bad and doubtful debt

Provisions decreased by 98.34% to HK$75,000 in 2002 (2001 : HK$4,513,000).

Charges over assets

The Group had certain property, plant and equipment with a carrying value of approximately HK$25 million (2001: HK$25 million) together with a bank deposit of approximately HK$2.7 million (2001: HK$2.6 million) pledged to banks to secure banking facilities granted to subsidiaries.

Exposure to fluctuations in exchange rates and related hedges

All transactions of the Group are denominated in Hong Kong dollars, United States dollars, Renminbi and Sterling Pounds. Transactions in foreign currency are translated at the rates ruling on the dates of the transactions or at the contracted settlement rate. As the exchange rates of these currencies were stable during the year under review, no hedging or other alternatives had been implemented. The Group does not engage in foreign currency speculation.

Liquidity and financial resources

Net current assets and current ratio were HK$71,206,135 and 1.44 : 1 as at 31st December, 2001 and HK$88,709,905 and 1.42:1 as at 31st December, 2002. The increase in net current assets is largely due to an increase in bank deposits and inventories. Raw material, work-in-progress and finished goods increased by 50.78% to HK$141,404,000 (2001: HK$93,783,000).

The Group's gearing ratio declined from 6.6% as at 31st December, 2001 to 6.0% as at 31st December, 2002, which was calculated based on the net borrowings of HK$13,179,628 (2001: HK$14,806,322) and shareholders' funds of HK$219,399,289 (2001: HK$223,024,955).

Liquidity and financial resources *(Continued)*

The Group generally finances its business with internally generated cash flows and revolving credit facilities provided by the Group's principal bankers. With net current assets of HK$88,709,905, the management believes that the Group has sufficient financial resources to discharge its debts and to finance its daily operations and capital expenditure.

Employees and remuneration

The approximate number of employees of the Group as at 31st December, 2002 and 31st December, 2001 were both around 9,800 with a seasonal high figure of more than 10,000 during the third quarter of 2002. Less than 180 staff are stationed in Hong Kong and the rest are PRC workers.

Employees are remunerated according to the nature of the job and market trends, with a built-in merit component incorporated in the annual increment and a year-end performance bonus to reward and motivate individual performance. There was no share option granted to any employee during the period.

The directors present their annual report and the audited financial statements for the year ended 31st December, 2002.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a diversified range of consumer home products. The activities of associates are set out in note 35 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December, 2002 are set out in the consolidated income statement on page 15 and in the accompanying notes to the financial statements. The directors now recommend the payment of a final dividend of 1 cent per share to the shareholders on the register of member on 16th May, 2003, amounting to HK$4,779,263.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's five largest customers were less than 30% of the Group's total sales for the year.

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 13% and 32% respectively of the Group's total purchases for the year.

None of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest suppliers.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 23 to the financial statements.

SHARE OPTION SCHEME

The Company adopted an executive share option scheme (the "Old Scheme") which became effective on 1st June, 2001. The directors may grant options to any full-time employees of the Group, including directors of the Company or its subsidiaries, to subscribe for shares in the Company. The total number of shares in respect of which options may be granted under the Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time. No option may be granted to any individual which if exercised in full would result in the total number of shares already issued and issuable to him under all the options previously granted to him and the said option exceeding 2.5% of the shares of the Company in issue at any point in time. Options granted are exercisable commencing on the date of acceptance by the grantee. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options. The Old Scheme remained in force for a period of ten years from the date of its adoption.

No share options were granted under the Old Scheme during the year. The Old Scheme was terminated on 31st May, 2002.

SHARE OPTION SCHEME (Continued)

Pursuant to a resolution passed on 25th April, 2002, the Company adopted a new executive share option scheme (the "New Scheme") which became effective on 31st May, 2002 for the primary purpose of providing incentives to directors and eligible employees, and will expire on 30th May, 2012. Under the New Scheme, the Board of Directors of the Company may grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company. Additionally, the Company may, from time to time, grant share options to outside third parties.

No share options were granted under the New Scheme during the year. The total number of shares in respect of which options may be granted under the New Scheme is not permitted to exceed 10% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to substantial shareholders, independent non-executive directors or any of their respective associates in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per option. Options may be exercised at any time from the date of grant of the share option. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, the average closing price of the shares for the five business days immediately preceding the date of grant, and the nominal value of a share of the Company.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 25 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

The Group continued its plant replacement policy and expended HK$15,807,608 on new plant and machinery during the year.

Details of these and other movements in property, plant and equipment of the Group and the Company during the year are set out in note 14 to the financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 31st December, 2002 are set out on pages 57 and 58 of the annual report.

DIRECTORS AND DIRECTORS' SERVICE CONTRACTS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Lam Po Kwai, Frankie
Ms. Wong Yau Ching, Maria
Ms. Lee Yuen Bing, Nina
Ms. So Man Yee, Katherine

Non-executive director:

Ms. He Ling

Independent non-executive directors:

Mr. Au Son Yiu
Mr. Lee Johnson

In accordance with Bye-law 99 (as amended by Bye-law 182(vi)) of the Company's Bye-laws, Ms. Wong Yau Ching, Maria and Ms. So Man Yee, Katherine retire and, being eligible, offer themselves for re-election.

The directors being proposed for re-election at the forthcoming annual general meeting do not have a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

The non-executive directors have been appointed for a term subject to retirement by rotation as required by the Company's Bye-laws.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTION

During the year, the Group purchased goods amounting to HK$41,408,087 from a 62.5% held subsidiary, Bigfield Goldenford Holdings Limited ("Bigfield") in which one of its directors, Mr. Lee Kun, continued to be a director as well as a beneficial minority shareholder of Bigfield. In the opinion of the independent non-executive directors, these transactions were carried out in the usual course of business of the Group and on normal commercial terms.

DIRECTORS' INTERESTS IN SECURITIES

As at 31st December, 2002, the interests of the directors in the shares of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

	Number of shares held	
Name of director	**Personal interest**	**Corporate interest**
Mr. Lam Po Kwai, Frankie	63,135,785	104,729,411 (a)
Ms. Wong Yau Ching, Maria	19,073,433	—
Ms. Lee Yuen Bing, Nina	10,867,059	24,367,798 (b)
Ms. So Man Yee, Katherine	737,045	—
Mr. Au Son Yiu	1,433,660	—

(a) These shares are held through Carrson Holdings Investment Limited and Frankfort Capital Investment Limited, both of which are companies beneficially owned by Mr. Lam Po Kwai, Frankie.

(b) These shares are held through Join Admin Benefit Corporation Limited, a company beneficially owned by Ms. Lee Yuen Bing, Nina.

Save as disclosed above, except for certain nominee shares in subsidiaries held by Mr. Lam Po Kwai, Frankie in trust for the Group, none of the directors or their associates had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Other than the share option scheme of the Company, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

SUBSTANTIAL SHAREHOLDERS

Other than the interests of Mr. Lam Po Kwai, Frankie disclosed under the heading "Directors' Interests in Securities" above, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no other person as having an interest representing 10% or more in the issued share capital of the Company as at 31st December, 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$135,945.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st December, 2002 with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board
Lam Po Kwai, Frankie
Chairman

11th April, 2003

德勤 • 關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF FRANKIE DOMINION INTERNATIONAL LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 15 to 55 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

11th April, 2003

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December, 2002

	NOTES	2002 HK$	2001 HK$
Turnover	4	**1,019,928,764**	997,068,658
Cost of sales		**(862,533,863)**	(824,666,604)
Gross profit		**157,394,901**	172,402,054
Other operating income	6	**1,687,231**	2,781,793
Distribution costs		**(63,012,952)**	(65,431,895)
Administrative expenses		**(71,661,688)**	(90,365,325)
Expenses for cessation of a general merchandise store	7	—	(4,790,152)
Impairment loss recognised in respect of property, plant and equipment		**(1,000,000)**	(6,000,000)
Impairment loss recognised in respect of investment securities		**(2,500,000)**	(2,749,005)
Unrealised holding (loss) gain on other investments		**(9,272,277)**	7,618,805
Net loss in a fire	8	**(4,344,703)**	—
Profit from operations	9	**7,290,512**	13,466,275
Finance costs	10	**(4,037,910)**	(7,156,284)
Gain on deemed disposal of an associate		—	4,525,766
Goodwill of associates written off		—	(103,200)
		3,252,602	10,732,557
Share of losses of associates		**(927,977)**	(2,826,434)
Profit before taxation		**2,324,625**	7,906,123
Taxation	11	**(1,255,977)**	(1,640,696)
Profit after taxation		**1,068,648**	6,265,427
Minority interests		**254,553**	(241,175)
Net profit for the year		**1,323,201**	6,024,252
Dividends	12	**4,779,263**	9,558,526
Earnings per share — basic and diluted	13	**0.277 cents**	1.260 cents

CONSOLIDATED BALANCE SHEET

At 31st December, 2002

	NOTES	2002 HK$	2001 HK$
Non-current assets			
Property, plant and equipment	14	**192,143,075**	209,812,255
Interests in associates	16	**2,116,597**	8,040,577
Investments in securities	17	**5,530,000**	8,916,439
Club debenture		**880,000**	880,000
		200,669,672	227,649,271
Current assets			
Inventories	18	**141,404,907**	93,782,886
Amount due from an associate		**516,165**	516,165
Debtors and prepayments	19	**100,082,698**	92,385,515
Investments in securities	17	**4,198,851**	12,869,628
Tax recoverable		**1,109,932**	1,379,268
Short term bank deposits		**28,876,145**	19,096,911
Short term pledged bank deposits		**2,668,310**	2,634,218
Bank balances and cash		**18,939,702**	12,176,336
		297,796,710	234,840,927
Current liabilities			
Creditors, bills payable and accrued charges	20	**146,502,672**	116,655,137
Amount due to an associate		**—**	4,943,134
Obligations under finance leases			
— due within one year	21	**5,418,342**	8,062,053
Taxation		**179,903**	—
Bank borrowings — due within one year	22	**56,985,888**	33,974,468
		209,086,805	163,634,792
Net current assets		**88,709,905**	71,206,135
Total assets less current liabilities		**289,379,577**	298,855,406

	NOTES	2002 HK$	2001 HK$
Capital and reserves			
Share capital	23	**47,792,629**	47,792,629
Reserves	25	**171,606,660**	175,232,326
Total capital and reserves		**219,399,289**	223,024,955
Minority interests		**62,025,703**	62,280,256
Non-current liabilities			
Deferred taxation	26	**6,695,030**	6,872,929
Obligations under finance leases			
— due after one year	21	**1,259,555**	6,677,266
		7,954,585	13,550,195
		289,379,577	298,855,406

The financial statements on pages 15 to 55 were approved and authorised for issue by the Board of Directors on 11th April, 2003 and are signed on its behalf by:

Lam Po Kwai, Frankie
Director

So Man Yee, Katherine
Director

BALANCE SHEET

At 31st December, 2002

	NOTES	2002 HK$	2001 HK$
Non-current assets			
Property, plant and equipment	14	**2,099**	2,997
Investments in subsidiaries	15	**55,882,070**	55,882,070
Interest in an associate	16	**3,223,661**	3,223,661
Investments in securities	17	**5,530,000**	8,030,000
		64,637,830	67,138,728
Current assets			
Debtors and prepayments		**217,966**	257,974
Investments in securities	17	**3,687,788**	12,869,628
Amounts due from subsidiaries		**154,842,726**	150,291,884
Short term bank deposits		—	1,820,573
Bank balances and cash		**265,628**	144,870
		159,014,108	165,384,929
Current liabilities			
Creditors and accrued charges		**1,100,305**	1,197,748
Amounts due to subsidiaries		**7,352,383**	4,954,936
		8,452,688	6,152,684
Net current assets		**150,561,420**	159,232,245
		215,199,250	226,370,973
Capital and reserves			
Share capital	23	**47,792,629**	47,792,629
Reserves	25	**167,406,621**	178,578,344
		215,199,250	226,370,973

Lam Po Kwai, Frankie
Director

So Man Yee, Katherine
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December, 2002

	Total equity
	HK$
At 1st January, 2001	230,315,875
Exchange differences arising on translation of overseas operations net recognised in income statement	1,022,617
Net profit for the year	6,024,252
Dividends paid	(14,337,789)
At 31st December, 2001	223,024,955
Exchange differences arising on translation of overseas operations net recognised in income statement	(169,604)
Net profit for the year	1,323,201
Dividends paid	(4,779,263)
At 31st December, 2002	219,399,289

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December, 2002

	2002	2001
	HK$	HK$
OPERATING ACTIVITIES		
Profit before taxation	**2,324,625**	7,906,123
Adjustments for:		
Share of losses of associates	**927,977**	2,826,434
Impairment loss recognised in respect of property, plant and equipment	**1,000,000**	6,000,000
Impairment loss recognised in respect of investment securities	**2,500,000**	2,749,005
Gain on deemed disposal of an associate	—	(4,525,766)
Goodwill of associates written off	—	103,200
Depreciation and amortisation	**30,387,215**	34,149,949
Loss on disposals of property, plant and equipment	**62,540**	3,690,431
Allowance for bad and doubtful debts	**75,796**	4,512,601
Interest expenses	**3,552,462**	6,016,728
Finance lease charges	**485,448**	1,139,556
Interest income	**(570,001)**	(1,002,391)
Unrealised holding loss (gain) on other investments	**9,272,277**	(7,618,805)
Written off of property, plant and equipment	**1,972,019**	—
Written off of inventories	**9,300,000**	—
Operating cash flows before movements in working capital	**61,290,358**	55,947,065
Decrease in other investments	**284,939**	—
(Increase) decrease in inventories	**(56,922,021)**	17,055,428
(Increase) decrease in debtors and prepayments	**(7,772,979)**	6,624,505
Increase (decrease) in amount due to an associate	**28,433**	(10,102)
Increase (decrease) in creditors, bills payable and accrued charges	**29,847,535**	(7,943,758)
Effect of foreign exchange rate changes	**(281,559)**	1,766,631
Cash generated from operations	**26,474,706**	73,439,769
Hong Kong Profits Tax paid	**(949,596)**	(4,579,154)
Interest paid	**(3,552,462)**	(6,016,728)
Finance lease charges paid	**(485,448)**	(1,139,556)
NET CASH FROM OPERATING ACTIVITIES	**21,487,200**	61,704,331
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(15,807,608)**	(16,089,196)
Increase in pledged bank deposits	**(34,092)**	(183,957)
Investments in associates	—	(960,000)
Interest received	**570,001**	1,002,391
Proceeds from disposals of property, plant and equipment	**156,364**	10,425,239
NET CASH USED IN INVESTING ACTIVITIES	**(15,115,335)**	(5,805,523)

	2002	2001
	HK$	*HK$*
FINANCING ACTIVITIES		
New bank loans raised	**422,697,552**	468,215,160
Repayment of bank loans	**(399,480,528)**	(484,885,483)
Repayment of finance leases	**(8,061,422)**	(9,843,762)
Dividends paid	**(4,779,263)**	(14,337,789)
Dividends paid to minority shareholders of subsidiaries	**—**	(3,748,051)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**10,376,339**	(44,599,925)
INCREASE IN CASH AND CASH EQUIVALENTS	**16,748,204**	11,298,883
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and cash equivalents at beginning of the year	**31,067,643**	19,768,760
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	**47,815,847**	31,067,643
CASH AND CASH EQUIVALENTS AS PREVIOUSLY REPORTED	**—**	(2,146,822)
EFFECT OF RECLASSIFICATION OF IMPORT LOANS AND EXPORT LOANS	**—**	33,214,465
CASH AND CASH EQUIVALENTS AS RESTATED	**—**	31,067,643
BEING:		
Short term bank deposits	**28,876,145**	19,096,911
Bank balances and cash	**18,939,702**	12,176,336
Bank overdrafts	**—**	(205,604)
	47,815,847	31,067,643

1. *GENERAL*

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company is an investment holding company. Its subsidiaries are principally engaged in the design, manufacture and sale of a diversified range of consumer home products.

2. *ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE*

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity, but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

Foreign currencies

The revisions to SSAP 11 "Foreign Currency Transaction" have eliminated the choice of translating the income statements of overseas subsidiaries/associates at the closing rate for the year, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statements

In the current year, the Group has adopted SSAP 15 (Revised) "Cash Flow Statements". Under SSAP 15 (Revised), cash flows are classified under three headings - operating, investing and financing, rather than the previous five headings. Interest paid, interest received and dividends paid, which were previously presented under a separate heading, are classified as operating, investing and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in nature. The re-definition of cash and cash equivalents has resulted in a restatement in the comparative amounts shown in the cash flow statement.

This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

3. *SIGNIFICANT ACCOUNTING POLICIES*

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to their effective dates of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

3. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

Club debenture

Club debentures are stated at cost less any identified impairment loss.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Rental income under operating leases is recognised on a straight-line basis over the term of the relevant lease.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation or amortisation and accumulated impairment losses.

The cost of buildings in Hong Kong is depreciated over thirty years by equal annual instalments. The cost of buildings held overseas is depreciated using the reducing balance method at 4% per annum. Land held under long leases and medium term leasehold land and buildings are amortised over the remaining lease term on a straight line basis by equal monthly instalments.

Depreciation is provided to write off the cost of other assets over their estimated useful lives and after taking into account their estimated residual value, using the reducing balance method, at 20% per annum.

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as assets owned by the Group or, where shorter, the terms of the relevant leases.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

3. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Assets held under finance leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight-line basis over the terms of the relevant lease.

3. *SIGNIFICANT ACCOUNTING POLICIES* *(Continued)*

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the year.

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Retirement benefit cost

Payment to state-managed retirement benefit schemes and the Mandatory Provident Fund Scheme are charged as an expenses as they fall due.

4. *TURNOVER*

Turnover represents the net amounts received and receivables for goods sold by the Group to outside customers, less returns and allowances for the year, and is analysed as follows:

	2002	2001
	HK$	*HK$*
Continuing operations:		
Sale of household and consumer products	**1,019,928,764**	995,177,315
Discontinued operations:		
Operating of a general merchandise store	**—**	1,891,343
	1,019,928,764	997,068,658

5. *BUSINESS AND GEOGRAPHICAL SEGMENTS*

Business segments

The Group is mainly engaged in trading, manufacturing and sale of household and consumer products and operates under three divisions. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Trading	—	resale of household products
Manufacturing — household products	—	manufacturing and sale of household products
Manufacturing — others	—	manufacturing and sale of other consumer products

In prior years, the Group was also involved in the operating of a general merchandise store. That operation was discontinued on 1st March, 2001 (see note 7).

Segment information about these business is presented below.

5. *BUSINESS AND GEOGRAPHICAL SEGMENTS* *(Continued)*

Business segments *(Continued)*

INCOME STATEMENT FOR THE YEAR ENDED 31ST DECEMBER, 2002

	Trading HK$	Manufacturing – household products HK$	Manufacturing – others HK$	Other operations HK$	Consolidated HK$
TURNOVER					
External sales	123,633,431	136,842,027	759,453,306	—	1,019,928,764
RESULTS					
Segment results	5,501,504	44,672,037	44,208,408	—	94,381,949
Unallocated income and expenses					(69,974,457)
Impairment loss recognised in respect of property, plant and equipment					(1,000,000)
Impairment loss recognised in respect of investment securities					(2,500,000)
Unrealised holding loss on other investments					(9,272,277)
Net loss in a fire	—	—	(4,344,703)	—	(4,344,703)
Profit from operations					7,290,512
Finance costs					(4,037,910)
Share of losses of associates					(927,977)
Profit before taxation					2,324,625
Taxation					(1,255,977)
Profit after taxation					1,068,648

5. *BUSINESS AND GEOGRAPHICAL SEGMENTS* *(Continued)*

Business segments *(Continued)*

BALANCE SHEET AS AT 31ST DECEMBER, 2002

	Trading	Manufacturing – household products	Manufacturing – others	Other operations	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*
ASSETS					
Segment assets	57,546,604	63,694,698	353,496,289	20,502,262	495,239,853
Interests in associates					2,116,597
Unallocated corporate assets					1,109,932
Consolidated total assets					498,466,382
LIABILITIES					
Segment liabilities	17,754,044	19,650,829	109,059,238	38,561	146,502,672
Unallocated corporate liabilities					70,538,718
Consolidated total liabilities					217,041,390

5. *BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)*

Business segments *(Continued)*

OTHER INFORMATION FOR THE YEAR ENDED 31ST DECEMBER, 2002

	Trading	Manufacturing – household products	Manufacturing – others	Other operations	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*
Capital additions	1,916,162	2,120,879	11,770,567	—	15,807,608
Depreciation and amortisation	3,662,108	4,053,356	22,495,532	176,219	30,387,215
Impairment loss recognised in respect of property, plant and equipment	—	—	—	1,000,000	1,000,000
Impairment loss recognised in respect of investment securities	—	—	—	2,500,000	2,500,000
Loss on disposal of property, plant and equipment	—	62,540	—	—	62,540
Allowance for bad and doubtful debts	—	—	75,796	—	75,796

5. *BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)*

Business segments *(Continued)*

INCOME STATEMENT FOR THE YEAR ENDED 31ST DECEMBER, 2001

	Trading HK$	Manufacturing – household products HK$	Manufacturing – others HK$	Discontinued general merchandise store HK$	Other operations HK$	Consolidated HK$
TURNOVER						
External sales	143,558,529	143,578,631	708,040,155	1,891,343	—	997,068,658
RESULTS						
Segment results	7,239,502	49,075,626	50,532,970	122,061	—	106,970,159
Unallocated income and expenses						(87,583,532)
Expenses for cessation of a general merchandise store	—	—	—	(4,790,152)	—	(4,790,152)
Impairment loss recognised in respect of property, plant and equipment						(6,000,000)
Impairment loss recognised in respect of investment securities						(2,749,005)
Unrealised holding gain on other investments						7,618,805
Profit from operations						13,466,275
Finance costs						(7,156,284)
Gain on deemed disposal of an associate						4,525,766
Goodwill of an associate written off						(103,200)
Share of losses of associates						(2,826,434)
Profit before taxation						7,906,123
Taxation						(1,640,696)
Profit after taxation						6,265,427

5. *BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)*

Business segments *(Continued)*

BALANCE SHEET AS AT 31ST DECEMBER, 2001

	Trading *HK$*	Manufacturing – household products *HK$*	Manufacturing – others *HK$*	Discontinued general merchandise store *HK$*	Other operations *HK$*	Consolidated *HK$*
ASSETS						
Segment assets	60,617,638	60,626,125	298,970,195	66,994	32,789,401	453,070,353
Interests in associates						8,040,577
Unallocated corporate assets						1,379,268
Consolidated total assets						462,490,198
LIABILITIES						
Segment liabilities	17,535,882	17,538,338	86,488,130	10,000	25,921	121,598,271
Unallocated corporate liabilities						55,586,716
Consolidated total liabilities						177,184,987

5. *BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)*

Business segments *(Continued)*

OTHER INFORMATION FOR THE YEAR ENDED 31ST DECEMBER, 2001

	Trading	Manufacturing — household products	Manufacturing — others	Discontinued general merchandise store	Other operations	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
Capital additions	3,307,849	3,308,313	16,314,532	—	—	22,930,694
Depreciation and amortisation	4,900,062	4,900,748	24,167,432	—	181,707	34,149,949
Impairment loss recognised in respect of property, plant and equipment	—	—	—	—	6,000,000	6,000,000
Impairment loss recognised in respect of investment securities	—	—	—	—	2,749,005	2,749,005
Loss (gain) on disposal of property, plant and equipment	—	320,861	(424,301)	3,793,871	—	3,690,431
Allowance for bad and doubtful debts	—	—	4,512,601	—	—	4,512,601

5. *BUSINESS AND GEOGRAPHICAL SEGMENTS* *(Continued)*

Geographical segments

The Group's operations are mainly located in Hong Kong, the People's Republic of China (other than Hong Kong) (the "PRC") and Canada.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods.

	Sales revenue by geographical market	
	Year ended 31.12.2002	Year ended 31.12.2001
	HK$	*HK$*
Geographical market		
North America	**426,656,273**	386,234,207
Holland	**129,398,359**	176,328,627
Germany	**118,747,122**	89,283,378
United Kingdom	**109,582,576**	104,380,416
France	**70,428,966**	75,433,983
Other European countries	**66,602,504**	59,168,031
Hong Kong	**43,330,259**	42,131,149
Australia	**27,231,066**	31,893,691
PRC	**13,048,545**	13,277,242
Others	**14,903,094**	18,937,934
	1,019,928,764	997,068,658

5. *BUSINESS AND GEOGRAPHICAL SEGMENTS (Continued)*

Geographical segments *(Continued)*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to property, plant and equipment**	
	At 31.12.2002	At 31.12.2001	**Year ended 31.12.2002**	Year ended 31.12.2001
	HK$	*HK$*	***HK$***	*HK$*
Hong Kong	**196,930,002**	190,505,660	**735,913**	1,813,038
PRC	**291,131,906**	260,974,765	**15,071,695**	21,117,656
Canada	**10,404,474**	11,009,773	**—**	—
	498,466,382	462,490,198	**15,807,608**	22,930,694

6. *OTHER OPERATING INCOME*

	2002	2001
	HK$	*HK$*
Interest income on bank deposits	**570,001**	1,002,391
Rental income	**155,800**	888,057
Sundry income	**961,430**	891,345
	1,687,231	2,781,793

7. *DISCONTINUED OPERATIONS*

On 1st March, 2001, the Group discontinued its business of operating of a general merchandise store. The cost incurred for such discontinuance was approximately HK$4,790,000.

The results of the discontinued operations for the period from 1st January, 2001 up to the date of discontinuance and for the year ended 31st December, 2001 are set out in note 5 to the financial statements.

8. *NET LOSS IN A FIRE*

	HK$
Written off, property, plant and equipment	1,972,019
Written off, inventories	9,300,000
Repair costs	2,388,571
Amount recovered from insurance company	(9,315,887)
	4,344,703

9. *PROFIT FROM OPERATIONS*

	2002	2001
	HK$	*HK$*
Profit from operations has been arrived at after charging:		
Auditors' remuneration		
Charge for the year	**1,052,455**	1,134,805
Underprovided in prior year	**—**	31,370
	1,052,455	1,166,175
Depreciation and amortisation:		
Owned assets	**25,863,956**	28,614,777
Assets held under finance leases	**4,523,259**	5,535,172
Loss on disposals of property, plant and equipment	**62,540**	3,690,431
Operating lease payments in respect of rented properties	**17,937,376**	21,790,385
Allowance for bad and doubtful debts	**75,796**	4,512,601
Staff costs:		
Directors' remuneration *(note)*	**6,655,600**	7,174,100
Other staff salaries and allowances and benefits	**122,814,553**	128,400,818
Other staff retirement scheme contributions	**3,147,787**	1,290,494
	132,617,940	136,865,412
and after crediting:		
Exchange gain	**1,060,738**	3,549,035
Net rental income, net of outgoings of nil (2001: HK$183,110)	**155,880**	704,947

9. *PROFIT FROM OPERATIONS* *(Continued)*

Note:

Information regarding directors' and employees' emoluments

	2002 HK$	2001 HK$
Directors		
Fees to non-executive directors	**450,000**	540,000
Other emoluments to executive directors:		
Salaries and other benefits	**4,820,000**	4,820,000
Performance related incentive payments	**1,241,000**	1,669,500
Retirement scheme contributions	**144,600**	144,600
	6,205,600	6,634,100
	6,655,600	7,174,100

The amounts disclosed above include directors' fees of HK$360,000 (2001: HK$360,000) payable to independent non-executive directors.

Emoluments of the directors were within the following bands:

	Number of directors 2002	2001
Nil — HK$1,000,000	**5**	6
HK$2,000,001 — HK$2,500,000	**2**	1
HK$2,500,001 — HK$3,000,000	**—**	1

Employees

The five highest paid individuals of the Group included two (2001: two) directors, details of whose emoluments are set out above. The emoluments of the remaining three highest paid employees, other than directors of the Company, were as follows:

	2002 HK$	2001 HK$
Salaries and other benefits	**4,774,000**	4,584,000
Retirement scheme contributions	**104,300**	89,400
	4,878,300	4,673,400

9. *PROFIT FROM OPERATIONS* *(Continued)*

Note: (Continued)

Emoluments of these remaining three (2001: three) highest paid employees were within the following bands:

	Number of employees 2002	2001
HK$1,000,001 — HK$1,500,000	**2**	2
HK$2,500,001 — HK$3,000,000	**1**	1

10. *FINANCE COSTS*

	2002	2001
	HK$	*HK$*
Interest on:		
Bank borrowings wholly repayable within five years	**3,552,462**	6,016,728
Obligations under finance leases	**485,448**	1,139,556
	4,037,910	7,156,284

11. *TAXATION*

	2002	2001
	HK$	*HK$*
The Company and its subsidiaries:		
Hong Kong Profits Tax		
Current year	**1,398,903**	2,357,222
Overprovision in prior years	**(68)**	(339,844)
Deferred taxation *(note 26)*	**(177,899)**	(422,199)
	1,220,936	1,595,179
Share of taxation of an associate		
Overseas taxation	**35,041**	45,517
	1,255,977	1,640,696

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the year.

Overseas taxation for the year was calculated at the rate prevailing in the relevant jurisdiction.

12. DIVIDENDS

	2002 HK$	2001 HK$
Interim dividend paid, nil (2001: 1 cent) per share	—	4,779,263
Final dividend proposed, 1 cent (2001: 1 cent) per share	**4,779,263**	4,779,263
	4,779,263	9,558,526

13. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on net profit for the year of HK$1,323,201 (2001: HK$6,024,252) and 477,926,292 (2001: 477,926,292) shares in issue during the year.

The computation of diluted earnings per share for 2001 had not assumed the exercise of share options because the exercise prices of the Company's outstanding share options were higher than the fair value per share for 2001.

14. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$	Computer equipment HK$	Furniture and fixtures HK$	Motor vehicles HK$	Plant and machinery HK$	Total HK$
THE GROUP						
COST						
At 1st January, 2002	101,489,311	13,266,247	102,643,847	9,258,503	265,212,640	491,870,548
Currency realignment	113,701	—	—	—	—	113,701
Additions	5,209,891	891,674	2,386,903	696,387	6,622,753	15,807,608
Write off	—	—	(4,037,988)	—	(598,572)	(4,636,560)
Disposals	—	—	(121,434)	(763,902)	—	(885,336)
At 31st December, 2002	106,812,903	14,157,921	100,871,328	9,190,988	271,236,821	502,269,961
DEPRECIATION, AMORTISATION AND IMPAIRMENT						
At 1st January, 2002	25,155,818	8,885,641	67,622,851	5,446,174	174,947,809	282,058,293
Currency realignment	12,351	—	—	—	—	12,351
Provided for the year	2,937,183	946,575	6,886,460	834,273	18,782,724	30,387,215
Impairment loss	1,000,000	—	—	—	—	1,000,000
Eliminated on write off	—	—	(2,191,417)	—	(473,124)	(2,664,541)
Eliminated on disposals	—	—	(35,507)	(630,925)	—	(666,432)
At 31st December, 2002	29,105,352	9,832,216	72,282,387	5,649,522	193,257,409	310,126,886
NET BOOK VALUES						
At 31st December, 2002	77,707,551	4,325,705	28,588,941	3,541,466	77,979,412	192,143,075
At 31st December, 2001	76,333,493	4,380,606	35,020,996	3,812,329	90,264,831	209,812,255

During the year, the directors reviewed the recoverable amount of a property relating to the general merchandise business which was ceased in 2001 with reference to the current market prices and concluded a further impairment of HK$1,000,000 has to be made.

14. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

	Motor vehicles HK$
THE COMPANY	
COST	
At 1st January, 2002 and 31st December, 2002	1,262,761
DEPRECIATION	
At 1st January, 2002	1,259,764
Provided for the year	898
At 31st December, 2002	1,260,662
NET BOOK VALUES	
At 31st December, 2002	2,099
At 31st December, 2001	2,997

The property interests of the Group comprise:

	2002 HK$	2001 HK$
Freehold properties in Canada	9,857,409	9,932,278
Leasehold properties:		
— Held in Hong Kong, long leases	25,439,818	26,194,094
— Held in Hong Kong, medium-term leases	3,760,796	5,059,817
— Held outside Hong Kong, long leases	9,150,733	4,501,827
— Held outside Hong Kong, medium-term leases	29,498,795	30,645,477
	77,707,551	76,333,493

The net book value of property, plant and equipment of the Group includes an amount of HK$18,093,040 (2001: HK$22,616,299) in respect of assets held under finance leases.

15. *INVESTMENTS IN SUBSIDIARIES*

	THE COMPANY	
	2002	2001
	HK$	*HK$*
Unlisted shares, at cost	**55,882,070**	55,882,070

The cost of the unlisted shares is based on the book values of the underlying net tangible assets of the subsidiaries attributable to the Group as at the date on which the Company became the ultimate holding company of the Group.

Details of the Company's subsidiaries at 31st December, 2002 are set out in note 34.

16. *INTERESTS IN ASSOCIATES*

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$	*HK$*	***HK$***	*HK$*
Unlisted shares, at cost	**—**	—	**11,490,000**	11,490,000
Goodwill on acquisition of associate	**—**	103,200	**—**	—
Impairment loss recognised	**—**	(103,200)	**(8,266,339)**	(8,266,339)
Share of net assets	**2,116,597**	8,040,577	**—**	—
	2,116,597	8,040,577	**3,223,661**	3,223,661

Details of the Group's associates at 31st December, 2002 are set out in note 35.

17. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$	*HK$*	***HK$***	*HK$*
Non-current assets				
Investment securities:				
Unlisted shares	**5,530,000**	8,916,439	**5,530,000**	8,030,000
Current assets				
Other investments:				
Listed equity securities	**3,687,788**	12,869,628	**3,687,788**	12,869,628
Unlisted shares	**511,063**	—	**—**	—
	4,198,851	12,869,628	**3,687,788**	12,869,628
	9,728,851	21,786,067	**9,217,788**	20,899,628
Market value of listed equity securities	**3,687,788**	12,869,628	**3,687,788**	12,869,628

18. INVENTORIES

	THE GROUP	
	2002	2001
	HK$	*HK$*
Raw materials	**79,828,324**	55,406,631
Work in progress	**31,317,777**	21,195,952
Finished goods	**30,258,806**	17,180,303
	141,404,907	93,782,886

The cost of inventories recognised as an expenses during the year was HK$668,116,649 (2001: HK$663,529,889).

19. DEBTORS AND PREPAYMENTS

	THE GROUP	
	2002	2001
	HK$	*HK$*
Trade debtors	**80,404,126**	73,536,819
Bills receivable	**1,762,269**	3,732,208
Other debtors and prepayments	**17,916,303**	15,116,488
	100,082,698	92,385,515

The Group allows an average credit period of 90 days to its trade customers.

The following is an aged analysis of trade debtors as at the reporting date:

	2002	2001
	HK$	*HK$*
0 — 60 days	**65,215,315**	67,518,069
61 — 90 days	**8,993,850**	2,348,709
> 90 days	**6,194,961**	3,670,041
	80,404,126	73,536,819

20. CREDITORS, BILLS PAYABLE AND ACCRUED CHARGES

	THE GROUP	
	2002	2001
	HK$	*HK$*
Trade creditors	**90,288,298**	62,821,936
Bills payable	**9,463,721**	14,818,966
Other creditors and accrued charges	**46,750,653**	39,014,235
	146,502,672	116,655,137

20. *CREDITORS, BILLS PAYABLE AND ACCRUED CHARGES* *(Continued)*

The following is an aged analysis of trade creditors as at the reporting date:

	2002	2001
	HK$	HK$
0-60 days	58,357,958	46,668,905
61-90 days	23,467,095	13,161,899
> 90 days	8,463,245	2,991,132
	90,288,298	62,821,936

21. *OBLIGATIONS UNDER FINANCE LEASES*

	THE GROUP			
	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	2002	2001
	HK$	HK$	HK$	HK$
Amounts payable under finance leases:				
Within one year	5,582,460	8,552,472	5,418,342	8,062,053
In the second to fifth year inclusive	1,273,501	6,872,249	1,259,555	6,677,266
	6,855,961	15,424,721	6,677,897	14,739,319
Less: Future finance charges	(178,064)	(685,402)	N/A	N/A
Present value of lease obligations	6,677,897	14,739,319	6,677,897	14,739,319
Less: Amount due for settlement within 12 months (shown under current liabilities)			(5,418,342)	(8,062,053)
Amount due for settlement after 12 months			1,259,555	6,677,266

It is the Group's policy to lease certain of its plant and equipment under finance leases. The average lease term is 3 years. For the year ended 31st December, 2002, the average effective borrowing rate was approximately 4.19% per annum. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessor's charge over the leased assets.

22. BANK BORROWINGS

	THE GROUP	
	2002	2001
	HK$	*HK$*
Bank borrowings comprise the following:		
Import loans and export loans	**56,985,888**	33,214,465
Bank loans	—	554,399
Bank overdrafts	—	205,604
	56,985,888	33,974,468
Secured	**14,656,918**	19,037,831
Unsecured	**42,328,970**	14,936,637
	56,985,888	33,974,468

The bank borrowings bear interest at prevailing market rates and their balances are repayable within one year.

23. SHARE CAPITAL

	Number of ordinary shares of HK$0.10 each 2002 & 2001	**Nominal value 2002 &2001**
		HK$
Authorised:		
Ordinary shares of HK$0.1 each	1,000,000,000	100,000,000
Issued and fully paid:		
At beginning of the year and at end of the year	477,926,292	47,792,629

At 31st December, 2002, no options to subscribe for share was outstanding under the Company's share option scheme.

24. SHARE OPTIONS SCHEME

Under the terms of the share option scheme adopted by the Company for the primary purpose of providing incentives to directors and eligible employees, the directors of the Company may, at their discretion, grant options to employees of the Group including executive directors of the Company to subscribe for shares.

During the year, there is no outstanding share option and no share options were granted or exercised during the year.

25. RESERVES

	Share premium HK$	Goodwill HK$	Contributed surplus HK$	Translation reserve HK$	Capital redemption reserve HK$	Dividend reserve HK$	Retained profits HK$	Total HK$
THE GROUP								
At 1st January, 2001	144,997,035	(42,196,793)	—	273,190	85,000	9,558,526	69,806,288	182,523,246
Exchange adjustment	—	—	—	1,022,617	—	—	—	1,022,617
Profit for the year	—	—	—	—	—	—	6,024,252	6,024,252
Amount set aside for 2001 dividend	—	—	—	—	—	9,558,526	(9,558,526)	—
Final dividend for 2000 paid	—	—	—	—	—	(9,558,526)	—	(9,558,526)
Interim dividend for 2001 paid	—	—	—	—	—	(4,779,263)	—	(4,779,263)
At 1st January, 2002	144,997,035	(42,196,793)	—	1,295,807	85,000	4,779,263	66,272,014	175,232,326
Exchange adjustment	—	—	—	(169,604)	—	—	—	(169,604)
Profit for the year	—	—	—	—	—	—	1,323,201	1,323,201
Amount set aside for 2002 dividend	—	—	—	—	—	4,779,263	(4,779,263)	—
Final dividend for 2001 paid	—	—	—	—	—	(4,779,263)	—	(4,779,263)
At 31st December, 2002	144,997,035	(42,196,793)	—	1,126,203	85,000	4,779,263	62,815,952	171,606,660
Attributable to:								
— The Company and subsidiaries	144,997,035	(42,196,793)	—	1,463,884	85,000	4,779,263	67,240,102	176,368,491
— Associates	—	—	—	(168,077)	—	—	(968,088)	(1,136,165)
At 31st December, 2001	144,997,035	(42,196,793)	—	1,295,807	85,000	4,779,263	66,272,014	175,232,326
— The Company and subsidiaries	144,997,035	(42,196,793)	—	1,283,675	85,000	4,779,263	63,776,416	172,724,596
— Associates	—	—	—	(157,472)	—	—	(960,464)	(1,117,936)
At 31st December, 2002	144,997,035	(42,196,793)	—	1,126,203	85,000	4,779,263	62,815,952	171,606,660

25. RESERVES *(Continued)*

	Share premium HK$	Goodwill HK$	Contributed surplus HK$	Translation reserve HK$	Capital redemption reserve HK$	Dividend reserve HK$	Retained profits (deficit) HK$	Total HK$
THE COMPANY								
At 1st January, 2001	144,997,035	—	38,782,070	—	85,000	9,558,526	14,359,224	207,781,855
Loss for the year	—	—	—	—	—	—	(14,865,722)	(14,865,722)
Amount set aside for 2001 dividend	—	—	(9,558,526)	—	—	9,558,526	—	—
Final dividend for 2000 paid	—	—	—	—	—	(9,558,526)	—	(9,558,526)
Interim dividend for 2001 paid	—	—	—	—	—	(4,779,263)	—	(4,779,263)
At 1st January, 2002	144,997,035	—	29,223,544	—	85,000	4,779,263	(506,498)	178,578,344
Loss for the year	—	—	—	—	—	—	(6,392,460)	(6,392,460)
Amount set aside for 2002 dividend	—	—	(4,779,263)	—	—	4,779,263	—	—
Final dividend for 2001 paid	—	—	—	—	—	(4,779,263)	—	(4,779,263)
At 31st December, 2002	144,997,035	—	24,444,281	—	85,000	4,779,263	(6,898,958)	167,406,621

The goodwill included a negative goodwill of HK$18,236,237 (2001: HK$18,236,237).

The contributed surplus represents the difference between the balance of the consolidated shareholders' funds of Frankie Dominion (B.V.I.) Company Limited at the date when its shares were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus account of the Company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

25. RESERVES *(Continued)*

The distributable reserves of the Company calculated in accordance with The Companies Act 1981 of Bermuda (as amended) were as follows:

	2002	2001
	HK$	HK$
Contributed surplus	**24,444,281**	29,223,544
Deficit	**(6,898,958)**	(506,498)
	17,545,323	28,717,046

26. DEFERRED TAXATION

	THE GROUP	
	2002	2001
	HK$	HK$
Balance at beginning of the year	**6,872,929**	7,295,128
Charge for the year *(note 11)*	**(177,899)**	(422,199)
Balance at end of the year	**6,695,030**	6,872,929

At the balance sheet date, the major components of the deferred taxation liabilities (assets), provided and unprovided, are as follows:

	Provided		Unprovided	
	2002	2001	2002	2001
	HK$	HK$	HK$	HK$
THE GROUP				
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	**6,695,030**	6,872,929	—	197,024
Tax losses	—	—	**(27,839,882)**	(27,798,942)
	6,695,030	6,872,929	**(27,839,882)**	(27,601,918)

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

26. DEFERRED TAXATION *(Continued)*

Movements in unprovided deferred tax for the year are as follows:

	THE GROUP	
	2002	2001
	HK$	*HK$*
Tax effect of timing differences because of:		
Difference between tax allowances and depreciation	**(197,024)**	39,005
Tax losses arising	**(40,940)**	(1,452,216)
	(237,964)	(1,413,211)

The Company had no significant unprovided deferred taxation at 31st December, 2002 and 2001 and for the years then ended.

27. MAJOR NON-CASH TRANSACTION

During the year, the Group did not entered into any finance lease arrangements. In 2001, the Group entered into finance lease management in respect of assets with a total capital value at the inception of the leases of HK$6,841,498.

During the year, the amount due to an associate of HK$4,471,567 was offset with the share of net assets by the Group upon the dissolution of the associate.

28. PLEDGE OF ASSETS

Certain of the Group's property, plant and equipment with carrying value of approximately HK$25 million (2001: HK$25 million) have been pledged to banks to secure banking facilities granted to subsidiaries.

Besides, the Group's bank deposit of approximately HK$2.7 million (2001: HK$2.6 million) has been pledged to a bank to secure banking facilities granted to a subsidiary.

29. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$	*HK$*	***HK$***	*HK$*
Export bills discounted with recourse	**40,634,703**	40,174,624	**—**	—
Guarantees given to bankers in respect of banking facilities utilised by subsidiaries	**—**	—	**56,985,888**	33,959,004

30. CAPITAL COMMITMENTS

	THE GROUP	
	2002	2001
	HK$	*HK$*
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the financial statements	**138,000**	742,045
Capital expenditure in respect of acquisition of property, plant and equipment authorised but not contracted for	**—**	1,550,000

In addition, two subsidiaries of the Group are committed to contribute approximately HK$17,869,000 (2001: HK$18,269,000) in respect of unpaid investments in their subsidiaries.

The Company did not have any capital commitments at 31st December, 2002 or 2001.

31. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had future minimum payments under non-cancellable operating leases in respect of rented properties which fall due as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$	*HK$*	***HK$***	*HK$*
Within one year	**17,305,192**	18,383,340	**960,000**	960,000
In the second to fifth year inclusive	**37,633,019**	46,671,296	**—**	—
Over five years	**1,440,720**	8,553,312	**—**	—
	56,378,931	73,607,948	**960,000**	960,000

Leases are negotiated for a term of one to ten years and rentals are fixed for the leased period.

32. *RELATED PARTY TRANSACTIONS*

During the year, the Group entered into the following transactions with related parties:

	Rental paid to related party	
	2002	2001
	HK$	*HK$*
Related company	**960,000**	960,000

The related company is a company in which certain directors of the Company have beneficial interests.

Rental expense paid to the related company was transacted with reference to the rental rates prevailing in the market. This expense was paid to provide a quarter to certain directors of the Company and has been included in directors' remuneration.

33. *RETIREMENT BENEFITS SCHEME*

Defined contribution scheme

Since 1st December, 2000, the Group has operated pension schemes under the rules and regulations of the Mandatory Provident Fund Schemes Ordinance ("MPF Schemes") for all qualifying employees in Hong Kong. The assets of the MPF Scheme are held separately in an independently managed fund. The Group has followed the minimum statutory contribution requirements of 5% of eligible employees' relevant aggregate income. The contributions are charged to the income statement as incurred.

The relevant PRC subsidiaries are required to make contributions to the state requirement schemes in the PRC based on 3% to 4% of the monthly salaries of their current employees to fund the benefits. The employees are entitled to retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with the relevant government regulations. The PRC government is responsible for the pension liability to these retired staff.

The total cost charged to income statement of HK$3,292,387 represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes.

33. *RETIREMENT BENEFITS SCHEME (Continued)*

Defined benefit scheme

A subsidiary of the Company operates a funded defined benefit pension scheme for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of the trustee. The scheme was frozen at 30th November, 2000 and the obligations were fixed at that date.

At 31st December, 2002 and 2001, there was no material difference between the present value of the scheme obligations and the market value of the scheme assets.

34. *SUBSIDIARIES*

Details of the Company's subsidiaries at 31st December, 2002 are as follows:

Name of company	Place of incorporation/ registration	Nominal value of issued/registered capital	Attributable equity interest to the Group	Principal activities
Big Field (B.V.I.) Limited	British Virgin Islands	Ordinary — US$600	62.5%	Investment holding
Bigfield Goldenford Holdings Limited	Hong Kong	Ordinary — HK$153,000 Deferred — HK$147,000	62.5% *note (i)*	Manufacture of wooden and paper products
Blandas Concord Inc.	Liberia	Ordinary — CAD$1,400,000	100%	Investment holding
Diamond Link Enterprises (Canada) Ltd.	Canada	Ordinary — CAD$2	100%	Property investment
Dominion Trading Ltd.	British Virgin Islands	Ordinary — US$100	100%	Investment holding, property and share investment
Frankie Dominion (B.V.I.) Company Limited	British Virgin Islands	Ordinary — US$35,000	100%	Investment holding
Frankie Dominion (Holdings) Limited	Hong Kong	Ordinary — HK$1,000 Deferred — HK$35,000,000	100% *note (i)*	Investment holding, property investment and design, manufacture and sale of a diversified range of consumer home products

34. SUBSIDIARIES (Continued)

Name of company	Place of incorporation/ registration	Nominal value of issued/registered capital	Attributable equity interest to the Group	Principal activities
Frankie Trading Company Limited	Hong Kong	Ordinary — HK$5,000,000	100%	Leasing of property, plant and equipment
Home Mart Store Limited	Hong Kong	Ordinary — HK$5,000,000	100%	Inactive
Islandcan Limited	Hong Kong	Ordinary — HK$4,400,000 Deferred — HK$3,600,000	100% *note (i)*	Investment holding
Michel Manufactory Limited	Hong Kong	Ordinary — HK$10,000	100%	Provision of marketing services
Newall International Inc.	British Virgin Islands	Ordinary — US$100	100%	Manufacture of consumer home products in the PRC
東莞五洲制罐廠有限公司 (Equity joint venture company)	PRC	HK$30,000,000	*note (ii)*	Tin-plate printing
東莞嘉利美商家庭用品有限公司 (Equity joint venture company)	PRC	HK$26,850,000	note (iii)	Production of consumer home products
天津嘉田印鐵有限公司 (Sino-foreign equity joint venture)	PRC	RMB7,500,000	60%	Tin-plate printing

Notes:

(i) The deferred shares, which are not held by the Group except for Bigfield Goldenford Holdings Limited, carry minimal rights to dividends or to receive notice of or attend or vote at any general meeting of these companies. On a winding-up, the holders of the deferred shares are entitled to share out of the surplus assets of these companies only after a substantial sum of amount has been distributed equally amongst the holders of the ordinary shares, namely, the Group.

(ii) Under a joint venture agreement, the Group, through Islandcan Limited, is required to contribute 75% of the registered capital of HK$30,000,000 in this company, an equity joint venture company registered in the PRC. As at the balance sheet date, approximately HK$100,000 registered capital has not been paid up. However, under the joint venture agreement, Islandcan Limited will be entitled to 100% of the joint venture company's profit after deducting a fixed annual amount attributable to assets contributed by the PRC joint venture partner. On cessation of the joint venture company, the Group will be entitled to all assets other than those contributed by the PRC joint venture partner and those immovable building improvements.

34. *SUBSIDIARIES (Continued)*

Notes: (Continued)

(iii) Under a joint venture agreement, the Group, through Frankie Dominion (Holdings) Limited, is required to contribute 100% of the registered capital of HK$26,850,000 in this company, an equity joint venture company registered in the PRC. As at 31st December, 2002, approximately HK$17,769,000 registered capital has not been paid up.

Except for Frankie Dominion (B.V.I.) Company Limited which is held directly by the Company, all other subsidiaries are indirectly held. All subsidiaries operate principally in their places of incorporation, unless specified otherwise under the heading "Principal activities".

None of the subsidiaries had any debt securities subsisting at the end of the year or at any time during the year.

35. *ASSOCIATES*

Details of the Group's associates at 31st December, 2002 are as follows:

Name of company	Place of incorporation	Nominal value of issued capital	Attributableequity interest		Principal activities
			The Group	The Company	
Port-style Enterprises Inc.	Canada	Common — C$100	25%	—	General trading
Webradio Ltd.	Hong Kong	Ordinary — HK$153,400	33%	33%	Operation of a website

All the associates operate principally in their places of incorporation.

FINANCIAL SUMMARY

	Year ended 31st December,				
	1997	1998	1999	2001	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
RESULTS					
Turnover	1,026,392	1,166,573	1,147,510	997,069	**1,019,929**
Profit from ordinary activities before taxation	16,899	28,691	2,764	7,906	**2,325**
Taxation	(3,234)	(8,623)	(5,574)	(1,641)	**(1,256)**
Profit (loss) before minority interests	13,665	20,068	(2,810)	6,265	**1,069**
Minority interests	(8,980)	(16,063)	(8,733)	(241)	**254**
Profit (loss) for the year	4,685	4,005	(11,543)	6,024	**1,323**
Dividends	4,450	18,790	14,338	9,559	**4,779**

ASSETS AND LIABILITIES

	At 31st December,				
	1997	1998	1999	2001	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Total assets	477,888	525,376	506,532	462,490	**498,466**
Total liabilities and minority interests	(259,331)	(280,943)	(276,216)	(239,465)	**(279,067)**
Shareholders' funds	218,557	244,433	230,316	223,025	**219,399**

A. PROPERTIES HELD FOR THE GROUP'S OWN USE

	Name/location	Lease term	Type *	Gross floor area (sq.m.)	Attributable interest
	HONG KONG				
1.	Units A, B, C and D 1st Floor and Flat Roofs Yally Industrial Building 6 Yip Fat Street Wong Chuk Hang	Long lease	C & I	1,623.7	100%
2.	Units A, B, C and D 2nd Floor and Flat Roofs Yally Industrial Building 6 Yip Fat Street Wong Chuk Hang	Long lease	C & I	1,623.7	100%
3.	Unit D 3rd Floor Yally Industrial Building 6 Yip Fat Street Wong Chuk Hang	Long lease	G	360.3	100%
4.	Units B and C 6th Floor Yally Industrial Building 6 Yip Fat Street Wong Chuk Hang	Long lease	C & I	465.4	62.5%
5.	Units A, B, C and D 7th Floor and Flat Roofs Yally Industrial Building 6 Yip Fat Street Wong Chuk Hang	Long lease	C & I	1,115.2	62.5%
6.	Unit B 8th Floor Yally Industrial Building 6 Yip Fat Street Wong Chuk Hang	Long lease	C & I	139.4	62.5%
7.	Unit D 20th Floor Yally Industrial Building 6 Yip Fat Street Wong Chuk Hang	Long lease	G	360.3	62.5%
8.	Workshop unit 2nd Floor and Flat Roofs Gold Way Industrial Centre 16-20 Wing Kin Road Kwai Chung	Medium term lease	G	1,337.3	100%

A. *PROPERTIES HELD FOR THE GROUP'S OWN USE* *(Continued)*

Name/location		Lease term	Type *	Gross floor area (sq.m.)	Attributable interest
OVERSEAS					
THE PEOPLE'S REPUBLIC OF CHINA					
1.	天津市漢沽區火車站西	Medium term lease	I	2,796.1	100%
CANADA					
2.	1041-1059 West Broadway Vancouver British Columbia Canada	Freehold	C	957.8	100%

* C Commercial
I Industrial
G Godown

二零零二年年報



嘉利美商國際有限公司

FRANKIE DOMINION INTERNATIONAL LIMITED

（於百慕達註冊成立之有限公司）

目錄

公司資料

董事會

林普桂先生*(主席)*
黃有貞女士*(副主席)*
李婉冰女士
蘇敏儀女士
區燊耀先生*(獨立非執行董事)*
李鎮成先生*(獨立非執行董事)*
賀玲女士*(非執行董事)*

審核委員會

李鎮成先生
區燊耀先生

公司秘書

張超凡先生

公司律師

在香港

薛馮鄺岑律師行
的近律師行

在百慕達

顏施甘百慕達律師行

核數師

德勤 • 關黃陳方會計師行
執業會計師

主要往來銀行

香港上海匯豐銀行有限公司
恒生銀行有限公司

股份過戶登記處

在香港

秘書商業服務有限公司

在百慕達

Butterfield Corporate Services Limited

香港主要辦事處

香港
黃竹坑業發街6號
益年工業大廈1樓
電話：2518 8383
傳真：2518 3038
電郵：hk1@fdhl.com.hk
網址：www.frankiedominion.com

註冊辦事處

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主席報告

本人謹代表董事會提呈本公司截至二零零二年十二月三十一日止年度之年報。

業績

在經濟放緩及國際政局不明朗下，二零零二年全球營商環境仍然嚴峻，本集團之美國及歐洲市場對家庭用品及消費品需求持續疲弱。相比去年，由於市況不景及生產能力過剩，年內面對更激烈競爭，售價下調壓力更削減邊際利。儘管面對此等困境，本集團於截至二零零二年十二月三十一日止年度營業額由去年之997,068,658港元增加至1,019,928,764港元，輕微上升約2.29%。年內股東應佔純利比較二零零一年之6,024,252港元縮減至1,323,201港元。每股盈利亦由去年之港幣1.26仙縮減至港幣0.277仙。盈利下降主要是非全資擁有之附屬公司業績錄得虧損及投資項目之持有未變現損失所導致。

末期股息

董事會已議決，建議在二零零三年六月五日向二零零三年五月十六日名列本公司股東名冊上之股東派發截至二零零二年十二月三十一日止年度之末期股息每股港幣一仙（二零零一年：港幣一仙），惟須於即將舉行之股東週年大會上獲股東批准方可作實。本財政年度並無議決派發中期股息（二零零一年：港幣一仙）。

暫停辦理過戶登記

本公司將於二零零三年五月十二日至二零零三年五月十六日（包括首尾兩天在內）期間暫停辦理股東之登記手續。該期間內任何股份之轉讓將不予辦理。如欲符合獲擬派發二零零二年度末期股息之資格，須將購入之股票及填妥背面或另頁之過戶表格，於二零零三年五月九日下午四時前送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司之香港過戶登記分處秘書商業服務有限公司辦理過戶登記手續。

業績回顧及前景

本年度其他生產業務所產生的營業額為759,450,000港元，與去年同期之708,040,000港元相比較增長7.26%，貿易及生產家居用品所產生的營業額則分別下跌13.88%及4.69%為123,630,000港元及136,840,000港元。其他生產業務分類業績下降12.51%為44,210,000港元，貿易及生產家居用品分類業績亦分別下降24.00%及8.97%為5,500,000港元及44,670,000港元。

鎮堅金科集團有限公司

本集團擁有62.50%之附屬公司，鎮堅金科集團有限公司錄得營業額約747,803,000港元，較去年上升7.34%。與二零零一年淨盈利814,000港元比較，期內則淨虧損約557,900港元。虧損主要因一棟廠房在去年九月發生火警，引致損失約4,345,000港元。管理層於二零零三年將繼續致力嚴格控制成本開支，透過簡化工序，重組運作系統等方法，提高經濟效率及維持較低營運成本。預期對集團之貢獻將會恢復盈利增長。

嘉利美商(集團)有限公司

儘管銷售額由二零零一年之330,171,000港元下跌8.57%至301,883,000港元，二零零二年之經營盈利貢獻依然保持穩定。管理層相信在二零零三年，將加強開發大中華的銷售及市場網絡，會為集團繼續帶來平穩增長及固定盈利貢獻。

展望

因美國主導向伊拉克開戰，所帶來的後果將對全球經濟產生重大影響。經濟及政局不明朗環境下，二零零三年仍然充滿更大挑戰。董事相信本集團能克服該等挑戰性環境，透過持續加強控制廠務開支，減省成本，市場銷售及專注家庭用品之生產和銷售主要業務，可改善集團業績。董事深信本集團的前景仍然樂觀。

審核委員會

審核委員會已連同管理層檢討本集團所採納之會計政策及實務，以及商討審計，內部監控及財務申報事宜，並已包括審閱本集團截至二零零二年十二月三十一日止年度綜合財務報表及核數師報告。

致謝

本人謹代表董事會藉此機會,向多年來一直忠誠支持本集團之客戶及商業夥伴,並在過渡期內悉力以赴之員工致以衷心謝意。

主席

林普桂

香港，二零零三年四月二十二日

董事及高層管理人員

執行董事

林普桂先生，現年56歲，自一九九一年二月出任本公司主席兼董事總經理。林先生為本集團之創辦人，在貿易、市場推廣、產品設計及製造等方面積逾30年經驗。林先生主要負責本集團之整體政策，行政及管理事務，尤其著重於產品發展及市場推廣策略。

黃有貞女士，現年48歲，自一九九一年二月出任本公司執行董事兼副主席。黃女士為其中一位最早受僱於嘉利貿易之員工，在市場推廣方面積逾20年經驗。黃女士負責嘉利美商(集團)有限公司之貿易及製造事務。

李婉冰女士，現年46歲，林先生之配偶，自一九九一年二月出任本公司執行董事。李女士在公關及行政方面積逾十八年經驗。李女士於一九七九年加入本集團，主管本集團總辦事處之人事及行政部門。

蘇敏儀女士，現年40歲，自一九九一年二月出任本公司執行董事。主管本集團總辦事處之會計部門。蘇女士於一九八三年加入本集團。

獨立非執行董事

區燊耀先生，現年58歲，自一九九一年二月出任本公司獨立非執行董事。於證券業界積累廣泛經驗。區先生現為匯訊數碼證券有限公司，中方證券有限公司及慶昌證券有限公司董事。道亨証券有限公司之顧問，及一九九八年立法會選舉委員會金融服務界界別分組選舉委員。彼亦為多間在聯交所上市之公眾公司之獨立非執行董事。彼亦為香港結算前任副主席(一九九二年至一九九四年)及聯交所前任理事會成員(一九八八年至一九九四年)。

李鎮成先生，現年63歲，自一九九七年一月出任本公司獨立非執行董事。彼為一名註冊保險經紀，於保險業具備豐富經驗。李先生為Manchester Holdings Limited及曼徹斯特保險顧問有限公司之創辦人。彼亦為世貿投資有限公司，香港保險中介人商會，九龍總商會及香港半島獅子會基金之董事及會員。

非執行董事

賀玲女士，現年40歲，自二零零一年七月出任本公司非執行董事。賀女士現為光大控股有限公司之副總經理及執行董事。彼持有湖南財經學院金融系學士學位及陝西財經學院經濟系碩士學位。於一九九三年加入光大証券有限責任公司，並於一九九八年獲委任為該公司總裁助理。賀女士一直從事金融事業並擁有逾十三年的證券投資及資金管理廣泛經驗和知識。

高層管理人員

張超凡先生，現年49歲，自一九九七年一月出任本公司秘書。彼為一位在專業會計及管理方面積逾15多年經驗之註冊會計師。張先生為英國公認會計師公會資深會員，特許秘書及行政人員公會會員，英國管理學會會員。並持有香港中文大學工商管理碩士銜。張先生於一九九一年二月加入本集團。

李根先生，現年46歲，為鎮堅金科集團有限公司創辦人、董事兼行政總裁，在木器及紙品業方面積逾13年經驗。李先生於一九九二年加入本集團。

地區市場

本集團於二零零二年之營業額(只計算貿易,生產及銷售家居用品和消費品)比較二零零一年同期之995,177,000港元上升2.49%至1,019,928,000港元。本集團在歐洲之銷售額佔48.51%,達494,759,000港元(二零零一年:50.70%達504,594,000港元)。北美洲之銷售額按營業額之百份比則上升3.02%至41.83%,達426,656,000港元(二零零一年:386,234,000港元)。南美洲之銷售額則下跌至0.31%,達3,137,000港元(二零零一年:4,962,000港元)。其他市場錄得之銷售額則由營業額之5.94%輕微下跌至5.10%,達52,045,000港元(二零零一年:59,146,000港元)。香港市場之產品銷售額上升至4.25%,達43,330,000港元(二零零一年:40,239,000港元)。

產品類別

主要產品之銷售額佔本集團二零零二年營業額之情況為:紙製產品佔40.97%(二零零一年:41.12%)、木製產品佔33.83%(二零零一年:30.62%)、以及家居紡織品,家庭產品和檯氈等佔25.20%(二零零一年:28.06%)。

利息開支

受惠於年內低銀行借貸息率,二零零二年之利息開支因而減少43.57%至4,038,000港元(二零零一年:7,156,000港元)。

呆壞帳撥備

年內呆壞帳減少98.34%至75,000港元(二零零一年:4,513,000港元)。

資產質押

本集團若干帳面值約25,000,000港元(二零零一年:25,000,000港元)之物業、廠房及設備,連同約2,700,000港元(二零零一年:2,600,000港元)之銀行存款已質押予銀行,作為附屬公司獲授予之銀行融資之抵押。

匯價波動風險及相關對沖

本集團所有交易均以港元、美元、人民幣及英鎊計算。外幣交易乃按成交日之匯率或合約既定之結算率折算。由於回顧年內該等貨幣匯價穩定,本集團並無進行對沖或採取其他相關措施,亦無參與外幣投機活動。

流動資金及財政資源

於二零零一年十二月三十一日,流動資產淨值及流動比率分別為71,206,135港元及1.44:1,而於二零零二年十二月三十一日,流動資產淨值及流動比率則分別為88,709,905港元及1.42:1。流動資產淨值上升,主要由於銀行存款及存貨增加。原材料、在製品及製成品則增加50.78%至141,404,000港元(二零零一年:93,783,000港元)。

本集團之負債比率由二零零一年十二月三十一日的6.6%下降至二零零二年十二月三十一日的6.0%,此乃根據借貸淨額13,179,628港元(二零零一年:14,806,322港元)及股東資金219,399,289港元(二零零一年:223,024,955港元)計算。

流動資金及財政資源（續）

本集團一般以內部流動現金及本集團主要往來銀行所提供之循環信貸作為營運資金。鑒於本集團之流動資產淨值達88,709,905港元，管理層認為本集團具備充裕財政資源償還債務及提供日常業務運作所需資金及資本開支。

僱員及薪酬

本集團於二零零二年十二月三十一日及年二零零一年十二月三十一日之僱員人數均為約9,800人；於二零零二年第三季出現季節高峰期，人數超過10,000人。留駐香港之員工不足180人。其餘均為駐國內之工人。

僱員薪酬乃按工作性質和市況釐定，並於是期間增薪評估內設有表現評估部分及年終獎金，以推動及獎勵個人工作表現。期內本公司一直沒有授出任何購股權予任何僱員。

董事會報告書

董事會謹呈報截至二零零二年十二月三十一日止年度之年報及經審核財務報表。

主要業務

本公司為一間投資控股公司，而各附屬公司主要從事多類型家庭消費品之設計、製造及銷售。聯營公司之業務載於財務報表內註釋35。

業績與分配

本集團截至二零零二年十二月三十一日止年度之業績，載於第15頁之綜合收益表及財務報表隨附之註釋。董事會現建議派發末期股息每股1仙予二零零三年五月十六日名列股東名冊之股東，合共為4,779,263港元。

主要客戶及供應商

本集團五大客戶佔本集團在本年度之銷售總額少於30%。

本集團最大供應商及五大供應商分別佔本集團在本年度之購貨總額之13%及32%。

董事、彼等之聯繫人士或任何股東(據董事所知擁有本公司5%以上股本之股東)概無擁有本集團五大供應商之任何權益。

股本

本公司股本之詳情載於財務報表註釋23。

購股權計劃

本公司採納一項於二零零一年六月一日生效之行政人員購股權計劃(「舊計劃」)。董事可向本集團之任何全職僱員(包括本公司或其附屬公司之董事)授出購股權，以認購本公司股份。根據該計劃授出之購股權涉及之股份數目，不得超過本公司任何時間已發行股份之10%。倘悉數行使購股權導致根據先前授予任何個別人士全部購股權及上述購股權之已發行及可發行股份總數，超過本公司任何時間已發行股份之2.5%，則本公司不會向其授出購股權。已授出之購股權可由承授人接納日期起行使。購股權股份之認購價為股份之面值及不低於緊接授出購股權前五個交易日股份最後平均收市價80%之價格兩者之較高者。舊計劃由採納日期起十年內依然有效。

本公司於年內概無根據舊計劃授出任何購股權。舊計劃已於二零零二年五月三十一日終止。

購股權計劃（續）

根據二零零二年四月二十五日通過之決議案，本公司採納一項於二零零二年五月三十一日起生效之新行政人員購股權計劃（「新計劃」），主要目的為向董事及合資格僱員提供獎勵，該計劃於二零一二年五月三十日屆滿。根據新計劃，本公司董事會可向合資格僱員（包括本公司及其附屬公司董事）授出購股權，以認購本公司股份。此外，本公司可不時向外來第三者授出購股權。

本公司於年內概無根據新計劃授出任何購股權。在未經本公司股東批准前，根據新計劃授出之購股權涉及之股份總數，不得超過本公司任何時間已發行股份之10%。此外，在未經本公司股東批准前，任何年度授予任何個別人士購股權之股份數目，不得超過本公司任何時間已發行股份之1%。倘授予主要股東、獨立非執行董事或彼等各自之任何聯繫人士購股權超過本公司股本之0.1%或超過價值5,000,000港元，必須事先經本公司股東批准。

授出之購股權必須於授出日期28日內接納，並支付每份購股權1港元。購股權可由購股權授出日期起任何時間行使。行使價由本公司董事釐定，且將不會少於授出日期本公司股份之收市價、緊接授出日期五個營業日股份之平均收市價及本公司股份面值（以較高者為準）。

儲備

本集團及本公司於年內之儲備變動情況載於財務報表註釋25。

物業、廠房及設備

本集團於年內繼續進行其廠房換置政策，並增撥15,807,608港元於新廠房及新設備上。

本集團及本公司物業、廠房及設備於年內之此等及其他變動詳情載於財務報表註釋14。

主要物業

本集團於二零零二年十二月三十一日之主要物業詳情載於年報第57頁及第58頁。

董事及董事之服務合約

年內及截至本報告日期止，本公司之董事如下：

執行董事：

林普桂先生

黃有貞女士

李婉冰女士

蘇敏儀女士

非執行董事：

賀玲女士

獨立非執行董事：

區燊耀先生

李鎮成先生

根據本公司之公司細則第99條(經由公司細則第182(vi)條修訂)，黃有貞女士及蘇敏儀女士任期屆滿須告退，惟彼等均有資格膺選連任。

各擬於應屆股東週年大會膺選連任之董事，概無與本公司或其任何附屬公司訂立本集團於一年內終止時必須作出補償(法定補償除外)之服務合約。

各非執行董事之委任期受本公司細則規定之輪流告退規限。

董事享有之合約權益

於年結日或年內任何時間，在本公司或其任何附屬公司訂立之重大合約中，本公司董事概無直接或間接擁有重大權益。

關連交易

年內，本集團向其持有62.5%權益之附屬公司鎮堅金科集團有限公司(「鎮堅」)採購約達41,408,087港元之貨品。其中一位董事李根先生仍為鎮堅之董事兼實益少數權益股東。獨立非執行董事認為，此等交易乃本集團之日常業務，並按一般商業條款進行。

董事之證券權益

於二零零二年十二月三十一日，董事按本公司根據證券(披露權益)條例(「披露權益條例」)第29條存置之名冊所載擁有之本公司股份權益如下：

	持有之股份數目	
董事姓名	**個人權益**	**公司權益**
林普桂先生	63,135,785	104,729,411 (a)
黃有貞女士	19,073,433	—
李婉冰女士	10,867,059	24,367,798 (b)
蘇敏儀女士	737,045	—
區燊耀先生	1,433,660	—

(a) 此等股份透過Carrson Holdings Investment Limited 及Frankfort Capital Investment Limited持有，該兩間公司均由林普桂先生實益擁有。

(b) 此等股份透過Join Admin Benefit Corporation Limited 持有，該公司由李婉冰女士實益擁有。

除上文披露者及林普桂先生以信託形式代本集團持有若干之附屬公司代理人股份外，各董事或彼等之聯繫人士概無持有本公司或其任何相聯法團(定義見披露權益條例)任何證券之任何權益。

董事購入股份或債券之權利

除本公司購股權計劃外，於年內任何時間，本公司或其任何附屬公司概無參與訂立任何安排，令本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益，彼等之配偶或未滿十八歲之子女概無持有任何可認購本公司證券之權利或於年內行使任何該等權利。

主要股東

除上文「董事之證券權益」所披露林普桂先生之權益外，按本公司根據披露權益條例第16 (1)條存置之主要股東名冊顯示，於二零零二年十二月三十一日，概無其他人士擁有本公司已發行股本10%或以上之權益。

購買、出售或贖回本公司之上市證券

年內，本公司或其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

捐贈

年內，本集團之慈善及其他捐贈為數135,945港元。

公司管治

截至二零零二年十二月三十一日止年度內，本公司皆遵守香港聯合交易所有限公司證券上市規則附錄14 最佳應用守則。

優先購買權

儘管百慕達法例在優先購買權上並無設立限制，本公司之公司細則在優先購買權上亦無有關條文。

核數師

本公司將於股東週年大會上提呈決議案，續聘德勤 • 關黃陳方會計師行為本公司之核數師。

承董事會命

主席

林普桂

二零零三年四月十一日

核數師報告書

德勤 • 關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致嘉利美商國際有限公司股東
(於百慕達註冊成立之有限公司)

本核數師行已完成審核載於第15頁至第55頁按照香港公認會計原則編製之財務報表。

董事及核數師之個別責任

貴公司之董事須負責編製真實公平之財務報表。在編製該等真實公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表表達獨立意見，並向股東作出報告。

意見之基礎

本行乃按照香港會計師公會頒布之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時，所作出之重大估計及判斷、所釐定之會計政策是否適合貴公司及貴集團之具體情況，以及是否貫徹應用並足夠披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份憑證，合理確定該等財務報表是否存有重要錯誤陳述。在表達意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立合理基礎。

意見

本行認為上述之財務報表均真實公平反映貴公司及貴集團於二零零二年十二月三十一日之財政狀況及貴集團截至該日期止年度之盈利及現金流量，並已按照香港公司條例之披露規定而妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

二零零三年四月十一日

綜合收益表

截至二零零二年十二月三十一日止年度

	註釋	二零零二年 港元	二零零一年 港元
營業額	4	**1,019,928,764**	997,068,658
銷售成本		**(862,533,863)**	(824,666,604)
毛利		**157,394,901**	172,402,054
其他經營收入	6	**1,687,231**	2,781,793
推銷成本		**(63,012,952)**	(65,431,895)
管理費用		**(71,661,688)**	(90,365,325)
停止經營一般商品店舖之費用	7	**—**	(4,790,152)
物業、廠房及設備確認減值虧損		**(1,000,000)**	(6,000,000)
證券投資確認減值虧損		**(2,500,000)**	(2,749,005)
其他投資項目之持有未變現(虧損)收益		**(9,272,277)**	7,618,805
火災淨虧損	8	**(4,344,703)**	—
經營盈利	9	**7,290,512**	13,466,275
財務費用	10	**(4,037,910)**	(7,156,284)
視作出售聯營公司之收益		**—**	4,525,766
聯營公司商譽撇銷		**—**	(103,200)
		3,252,602	10,732,557
所佔聯營公司虧損		**(927,977)**	(2,826,434)
除税前盈利		**2,324,625**	7,906,123
税項	11	**(1,255,977)**	(1,640,696)
除税後盈利		**1,068,648**	6,265,427
少數股東權益		**254,553**	(241,175)
本年度純利		**1,323,201**	6,024,252
股息	12	**4,779,263**	9,558,526
每股盈利 一基本及攤薄	13	**0.277 仙**	1.260 仙

綜合資產負債表

於二零零二年十二月三十一日

	註釋	二零零二年 港元	二零零一年 港元
非流動資產			
物業、廠房及設備	14	**192,143,075**	209,812,255
聯營公司權益	16	**2,116,597**	8,040,577
證券投資	17	**5,530,000**	8,916,439
會所債券		**880,000**	880,000
		200,669,672	227,649,271
流動資產			
存貨	18	**141,404,907**	93,782,886
應收聯營公司款項		**516,165**	516,165
應收帳款及預付款項	19	**100,082,698**	92,385,515
證券投資	17	**4,198,851**	12,869,628
可收回之稅項		**1,109,932**	1,379,268
短期銀行存款		**28,876,145**	19,096,911
短期已質押銀行存款		**2,668,310**	2,634,218
銀行結存及現金		**18,939,702**	12,176,336
		297,796,710	234,840,927
流動負債			
應付帳款、應付票據及應計費用	20	**146,502,672**	116,655,137
應付聯營公司款項		**—**	4,943,134
融資租賃責任			
— 一年內到期	21	**5,418,342**	8,062,053
稅項		**179,903**	—
銀行借貸— 一年內到期	22	**56,985,888**	33,974,468
		209,086,805	163,634,792
流動資產淨額		**88,709,905**	71,206,135
資產總額減流動負債		**289,379,577**	298,855,406

	註釋	二零零二年 港元	二零零一年 港元
資本及儲備			
股本	23	**47,792,629**	47,792,629
儲備	25	**171,606,660**	175,232,326
資本及儲備總額		**219,399,289**	223,024,955
少數股東權益		**62,025,703**	62,280,256
非流動負債			
遞延稅項	26	**6,695,030**	6,872,929
融資租賃責任			
— 一年後到期	21	**1,259,555**	6,677,266
		7,954,585	13,550,195
		289,379,577	298,855,406

第15頁至第55頁之財務報表已於二零零三年四月十一日經董事會批准，並由下列董事代表簽署：

林普桂
董事

蘇敏儀
董事

資產負債表

於二零零二年十二月三十一日

	註釋	二零零二年 港元	二零零一年 港元
非流動資產			
物業、廠房及設備	14	**2,099**	2,997
附屬公司投資	15	**55,882,070**	55,882,070
聯營公司權益	16	**3,223,661**	3,223,661
證券投資	17	**5,530,000**	8,030,000
		64,637,830	67,138,728
流動資產			
應收帳款及預付款項		**217,966**	257,974
證券投資	17	**3,687,788**	12,869,628
應收附屬公司款項		**154,842,726**	150,291,884
短期銀行存款		**—**	1,820,573
銀行結存及現金		**265,628**	144,870
		159,014,108	165,384,929
流動負債			
應付帳款及應計費用		**1,100,305**	1,197,748
應付附屬公司款項		**7,352,383**	4,954,936
		8,452,688	6,152,684
流動資產淨額		**150,561,420**	159,232,245
		215,199,250	226,370,973
資本及儲備			
股本	23	**47,792,629**	47,792,629
儲備	25	**167,406,621**	178,578,344
		215,199,250	226,370,973

林普桂	**蘇敏儀**
董事	*董事*

綜合權益變動表

截至二零零二年十二月三十一日止年度

	股本總額
	港元
於二零零一年一月一日	230,315,875
產生自折算海外業務而未於收益表中確認之匯兑差額	1,022,617
本年度純利	6,024,252
已付股息	(14,337,789)
於二零零一年十二月三十一日	223,024,955
產生自折算海外業務而未於收益表中確認之匯兑差額	(169,604)
本年度純利	1,323,201
已付股息	(4,779,263)
於二零零二年十二月三十一日	219,399,289

綜合現金流量表

截至二零零二年十二月三十一日止年度

	二零零二年 *港元*	二零零一年 *港元*
經營業務		
除税前盈利	**2,324,625**	7,906,123
調整：		
所佔聯營公司虧損	**927,977**	2,826,434
物業、廠房及設備確認減值虧損	**1,000,000**	6,000,000
證券投資確認減值虧損	**2,500,000**	2,749,005
視作出售聯營公司之收益	**—**	(4,525,766)
聯營公司商譽撇銷	**—**	103,200
折舊及攤銷	**30,387,215**	34,149,949
出售物業、廠房及設備之虧損	**62,540**	3,690,431
呆壞帳撥備	**75,796**	4,512,601
利息支出	**3,552,462**	6,016,728
融資租賃費用	**485,448**	1,139,556
利息收入	**(570,001)**	(1,002,391)
其他投資項目之持有未變現虧損(收益)	**9,272,277**	(7,618,805)
物業、廠房及設備撇銷	**1,972,019**	—
存貨撇銷	**9,300,000**	—
營運資金變動前經營現金流量	**61,290,358**	55,947,065
其他投資減少	**284,939**	—
存貨(增加)減少	**(56,922,021)**	17,055,428
應收帳款及預付款項(增加)減少	**(7,772,979)**	6,624,505
應付聯營公司款項增加(減少)	**28,433**	(10,102)
應付帳款、應付票據及應計費用增加(減少)	**29,847,535**	(7,943,758)
外匯匯率變動影響	**(281,559)**	1,766,631
產生自經營業務之現金	**26,474,706**	73,439,769
已付香港利得稅	**(949,596)**	(4,579,154)
已付利息	**(3,552,462)**	(6,016,728)
已付融資租賃費用	**(485,448)**	(1,139,556)
經營業務之現金淨額	**21,487,200**	61,704,331
投資業務		
購買物業、廠房及設備	**(15,807,608)**	(16,089,196)
已質押銀行存款增加	**(34,092)**	(183,957)
聯營公司投資	**—**	(960,000)
已收利息	**570,001**	1,002,391
出售物業、廠房及設備所得款項	**156,364**	10,425,239
用於投資業務之現金淨額	**(15,115,335)**	(5,805,523)

	二零零二年 港元	二零零一年 港元
融資業務		
籌得新增銀行貸款	**422,697,552**	468,215,160
償還銀行貸款	**(399,480,528)**	(484,885,483)
償還融資租賃	**(8,061,422)**	(9,843,762)
已付股息	**(4,779,263)**	(14,337,789)
付予附屬公司少數股東之股息	**—**	(3,748,051)
(用於)融資業務之現金淨額	**10,376,339**	(44,599,925)
現金及現金等價物增加	**16,748,204**	11,298,883
現金及現金等價物結存分析		
年初之現金及現金等價物	**31,067,643**	19,768,760
年終之現金及現金等價物	**47,815,847**	31,067,643
先前呈報之現金及現金等價物	**—**	(2,146,822)
出入口貸款新分類影響	**—**	33,214,465
重列現金及現金等價物	**—**	31,067,643
分為：		
短期銀行存款	**28,876,145**	19,096,911
銀行結存及現金	**18,939,702**	12,176,336
銀行透支	**—**	(205,604)
	47,815,847	31,067,643

1. 一般資料

本公司於百慕達註冊成立為獲豁免有限公司，而本公司之股份在香港聯合交易所有限公司(「聯交所」)上市。

本公司為一家投資控股公司，而各附屬公司主要從事多類型家庭消費品之設計、製造及銷售。

2. 會計實務準則之採納

本集團在本年度首次採納了香港會計師公會頒布之若干新制定及經修訂之會計實務準則。採納此等會計實務準則導致現金流量表及股本變動表呈報方式發生變動，惟對本會計期間及過往會計期間之業績均無重大影響。因此，無須對上年度數字作出調整。

外幣

修訂會計實務準則第11號「外幣交易」已廢除按本集團先前遵守之政策將海外附屬公司/聯營公司之收益表按本年度結算日之匯率換算，現規定須按平均匯率換算此等報表。該會計政策之變動對本會計期間或過往會計期間均無重大影響。

現金流量表

於本年度，本集團已採納會計實務準則第15號(經修訂)「現金流量表」。根據會計實務準則第15號(經修訂)，現金流量劃分為三個標題—經營、投資及融資，而非先前之五個標題。先前於分開標題呈列之已付利息、已收利息及已付股息，現分別歸入經營、投資及融資現金流量。所得稅產生之現金流量歸入經營業務，除非能分開確認為投資或融資業務。此外，現金及現金等價物呈報之款額已經修訂，撇除融資性質之短期貸款。重新界定現金及現金等價物導致重列現金流量表中之比較數字。

該會計政策之變動對本會計期間或過往會計期間均無任何重大影響。

3. 主要會計政策

此等財務報表乃依據歷史成本慣例編製，並就證券投資之重估作出調整。

此等財務報表已遵照香港公認會計原則編製，以下為所採納之主要會計政策：

綜合帳目基準

綜合財務報表包括本公司及各附屬公司每年截至十二月三十一日止之財務報表。

年內收購或出售之附屬公司之業績會由其收購生效日期起或截至其出售生效日期止(如適用)包括在綜合收益表內。

商譽

因綜合帳目產生之商譽乃指於收購當日，收購成本高於本集團應佔附屬公司或聯營公司於收購日期可確認之資產及負債之公允價值之差額。

於二零零一年一月一日後因收購產生之商譽會撥充資本，並於其可使用年期以直線法攤銷。收購聯營公司產生之商譽會計入聯營公司之帳面值內。收購附屬公司產生之商譽則於資產負債表分開呈列。

於二零零一年一月一日前因收購產生之商譽繼續保留在儲備內，並將於出售有關附屬公司或聯營公司時或確定商譽已減值時在收益表內扣除。

於出售附屬公司或聯營公司時，以往曾於儲備中抵銷或計入其內之未攤銷商譽／商譽或資本儲備之所佔數額，在計算出售附屬公司或聯營公司產生之盈利或虧損時將納入考慮之列。

附屬公司投資

附屬公司投資乃按成本值減任何已確定減值虧損在本公司之資產負債表中列帳。

3. *主要會計政策(續)*

聯營公司權益

綜合收益表包括本集團於本年度應佔聯營公司之收購後業績。在綜合資產負債表內,於聯營公司之權益以本集團應佔聯營公司之資產淨值減任何已確定之減值虧損列帳。

聯營公司之業績由本公司按年內已收及應收股息為基準入帳。在本公司之資產負債表內,聯營公司投資乃按成本減任何已確認之減值虧損列帳。

會所債券

會所債券按成本減任何已確定之減值虧損列帳。

收入確認

貨品銷售乃在貨品交收及交付產權時確認。

經營租賃之租金收入乃以直線法按有關租賃年期確認。

銀行存款利息收入乃以未償還本金按適用利率以時間比例基準計算。

物業、廠房及設備

物業、廠房及設備乃按成本值扣除折舊或攤銷及累計減值虧損列帳。

香港建築物之成本值乃按年等額於三十年內折舊。海外建築物之成本值則以餘額遞減法,按年率4%計算折舊。根據長期租賃及中期租賃持有之土地及建築物以直線法計算,在剩餘租賃年期內以直線法按月等額攤銷。

其他資產之折舊乃按彼等之估計可用年期,經考慮其估計餘值後,以餘額遞減法按年率20%撇銷成本值。

根據融資租賃持有之資產乃按彼等之估計可用年期,以本集團自置資產之相同基準或有關租賃年期(倘為較短者)計算折舊。

因出售或廢棄資產而產生之收益或虧損,乃根據銷售所得款項與資產帳面值之差額計算,並於收益表內確認。

3. 主要會計政策(續)

減值

於各結算日，本集團會審視其資產之帳面值，以確定是否有跡象顯示該等資產出現減值虧損。倘資產之可收回數額低於帳面值，則會將該項資產之帳面值減至其可收回數額。減值虧損即時確認作支出。

倘於其後撥回減值虧損，則該項資產之帳面值會增加至經修訂之估計可收回數額，惟限於增加後之帳面值不會超逾該項資產倘於過往年度並無確認減值虧損所計算之帳面值。減值虧損之撥回即時確認為收入。

證券投資

證券投資以交易日基準確認，最初按成本計算。

投資(持有至到期之債務證券除外)被列作證券投資及其他投資。

證券投資乃持作個別長線策略性用途之證券，於申報日期按成本減任何減值虧損(暫時性者除外)計算。

其他投資按公允價值計算，連同於該年度內純利或淨虧損之未變現收益及虧損列帳。

根據融資租賃持有之資產

凡租賃條款中，將擁有權之絕大部分風險及回報轉予本集團時，該等租賃均列為融資租賃。根據融資租賃持有之資產乃按購入日期之公允價值撥充資本。出租人之相應租賃承擔經扣除利息支出會列於資產負債表作融資租賃責任。融資租賃費用為租賃承擔總額與購入資產之公允價值兩者之差額，並按有關租賃年期在收益表中扣除，以便於每個會計期間就責任餘額訂出每期固定之扣除率。

所有其他租賃均列為經營租賃，年租金以直線法按有關租賃年期計算，並於收益表內扣除。

3. *主要會計政策(續)*

存貨

存貨乃按成本值與可變現淨值兩者中較低者列帳。成本乃按加權平均成本法計算。

税項

税項支出乃根據本年度業績就無須課税或不可扣減之項目作出調整後計算。税項出現時差乃由於若干列入財務報表之收入及支出帳項之會計期間與該等帳項在税務上所確認之會計期間不同所致。時差引致之税務影響乃根據負債法計算，並於財務報表確認為遞延税項，數額以可見將來可能出現之負債或資產為限。

外幣

外幣交易乃按成交日之匯率或合約既定之結算率折算。凡以外幣計算之貨幣性資產及負債均按結算日之匯率重新折算。匯兑盈虧均撥入本年度純利或淨虧損。

在綜合帳目時，本集團海外業務之資產及負債按結算日之匯率換算。收入及開支項目按本年度平均匯率換算。產生之匯兑差額(如有)列為股本並撥轉至本集團換算儲備。該等換算差額於出售該業務期間確認為收入或支出。

退休福利成本

國家管理退休福利計劃及強制性公積金計劃之款項於到期時作為開支扣除。

4. 營業額

營業額指本年度本集團售予外間客戶之貨品經扣減退貨及折扣之已收及應收款項淨額，現分析如下：

	二零零二年 港元	二零零一年 港元
持續經營業務：		
銷售家居用品及消費品	**1,019,928,764**	995,177,315
已停止經營業務：		
經營一般商品店鋪	**—**	1,891,343
	1,019,928,764	997,068,658

5. 業務及地區分類

業務分類

本集團主要從事貿易、生產及銷售家居用品及消費品等三類劃分，並按三類劃分作基本分類資料。

主要業務如下：

貿易	—	轉售家居用品
生產－家居用品	—	生產及銷售家居用品
生產－其他	—	生產及銷售其他消費品

於過往年度，本集團亦參與經營一般商品店鋪，該經營已於二零零一年三月一日停止運作(見註釋7)。

下文呈列有關此等業務之分類資料。

5. *業務及地區分類(續)*

業務分類(續)

有關業務分類資料呈列如下：

截至二零零二年十二月三十一日止年度收益表

	貿易 *港元*	生產 －家居用品 *港元*	生產 －其他 *港元*	其他經營 *港元*	綜合 *港元*
營業額					
對外銷售	123,633,431	136,842,027	759,453,306	—	1,019,928,764
業績					
分類業績	5,501,504	44,672,037	44,208,408	—	94,381,949
未分配收入及支出					(69,974,457)
物業、廠房及設備確認減值虧損					(1,000,000)
證券投資確認減值虧損					(2,500,000)
其他投資項目之持有未變現虧損					(9,272,277)
火災淨虧損	—	—	(4,344,703)	—	(4,344,703)
經營盈利					7,290,512
財務費用					(4,037,910)
所佔聯營公司虧損					(927,977)
除稅前盈利					2,324,625
稅項					(1,255,977)
除稅後盈利					1,068,648

5. 業務及地區分類(續)

業務分類(續)

於二零零二年十二月三十一日之資產負債表

	貿易 港元	生產 —家居用品 港元	生產 —其他 港元	其他經營 港元	綜合 港元
資產					
分類資產	57,546,604	63,694,698	353,496,289	20,502,262	495,239,853
聯營公司權益					2,116,597
未分配公司資產					1,109,932
綜合資產總額					498,466,382
負債					
分類負債	17,754,044	19,650,829	109,059,238	38,561	146,502,672
未分配公司負債					70,538,718
綜合負債總額					217,041,390

5. *業務及地區分類(續)*

業務分類(續)

截至二零零二年十二月三十一日止年度之其他資料

	貿易 港元	生產 －家居用品 港元	生產 －其他 港元	其他經營 港元	綜合 港元
資本增加	1,916,162	2,120,879	11,770,567	—	15,807,608
折舊及攤銷	3,662,108	4,053,356	22,495,532	176,219	30,387,215
物業、廠房及設備確認減值虧損	—	—	—	1,000,000	1,000,000
證券投資確認減值虧損	—	—	—	2,500,000	2,500,000
出售物業、廠房及設備之虧損	—	62,540	—	—	62,540
呆壞帳撥備	—	—	75,796	—	75,796

5. *業務及地區分類（續）*

業務分類（續）

截至二零零一年十二月三十一日止年度收益表

	貿易 港元	生產 一家居用品 港元	生產 一其他 港元	停止 經營一般 商品店鋪 港元	其他經營 港元	綜合 港元
營業額						
對外銷售	143,558,529	143,578,631	708,040,155	1,891,343	—	997,068,658
業績						
分類業績	7,239,502	49,075,626	50,532,970	122,061	—	106,970,159
未分配收入及支出						(87,583,532)
停止經營一般 商品店鋪之費用	—	—	—	(4,790,152)	—	(4,790,152)
物業、廠房及設備 確認減值虧損						(6,000,000)
證券投資確認 減值虧損						(2,749,005)
其他投資之持有 未變現收益						7,618,805
經營盈利						13,466,275
財務費用						(7,156,284)
視作出售聯營 公司之收益						4,525,766
聯營公司之商譽撇銷						(103,200)
所佔聯營公司虧損						(2,826,434)
除稅前盈利						7,906,123
稅項						(1,640,696)
除稅後盈利						6,265,427

5. *業務及地區分類(續)*

業務分類(續)

於二零零一年十二月三十一日之資產負債表

	貿易 *港元*	生產 一家居用品 *港元*	生產 一其他 *港元*	停止 經營一般 商品店舖 *港元*	其他經營 *港元*	綜合 *港元*
資產						
分類資產	60,617,638	60,626,125	298,970,195	66,994	32,789,401	453,070,353
聯營公司權益						8,040,577
未分配公司資產						1,379,268
綜合資產總額						462,490,198
負債						
分類負債	17,535,882	17,538,338	86,488,130	10,000	25,921	121,598,271
未分配公司負債						55,586,716
綜合負債總額						177,184,987

5. *業務及地區分類(續)*

業務分類(續)

截至二零零一年十二月三十一日止年度之其他資料

	貿易 港元	生產 一家居用品 港元	生產 一其他 港元	停止 經營一般 商品店鋪 港元	其他經營 港元	綜合 港元
資本增加	3,307,849	3,308,313	16,314,532	—	—	22,930,694
折舊及攤銷	4,900,062	4,900,748	24,167,432	—	181,707	34,149,949
物業、廠房及設備 確認減值虧損	—	—	—	—	6,000,000	6,000,000
證券投資確認減值虧損	—	—	—	—	2,749,005	2,749,005
出售物業、廠房及設備 之虧損(收益)	—	320,861	(424,301)	3,793,871	—	3,690,431
呆壞帳撥備	—	—	4,512,601	—	—	4,512,601

5. *業務及地區分類(續)*

地區分類

本集團之經營業務主要設於香港、中華人民共和國(香港除外)(「中國」)及加拿大。

下表分析本集團之貨品銷售往各地區市場之情況(不拘論貨品之原產地)。

	各地區市場之銷售收入	
	截至二零零二年十二月三十一日止年度	截至二零零一年十二月三十一日止年度
	港元	港元
地區市場		
北美洲	**426,656,273**	386,234,207
荷蘭	**129,398,359**	176,328,627
德國	**118,747,122**	89,283,378
英國	**109,582,576**	104,380,416
法國	**70,428,966**	75,433,983
其他歐洲國家	**66,602,504**	59,168,031
香港	**43,330,259**	42,131,149
澳洲	**27,231,066**	31,893,691
中國	**13,048,545**	13,277,242
其他地區	**14,903,094**	18,937,934
	1,019,928,764	997,068,658

5. *業務及地區分類(續)*

地區分類(續)

分類資產之帳面值及物業、廠房及設備之增加按資產所在地區分析如下：

	分類資產之帳面值		物業、廠房及設備之增加	
	於二零零二年十二月三十一日	於二零零一年十二月三十一日	**截至二零零二年十二月三十一日止年度**	截至二零零一年十二月三十一日止年度
	港元	*港元*	***港元***	*港元*
香港	**196,930,002**	190,505,660	**735,913**	1,813,038
中國	**291,131,906**	260,974,765	**15,071,695**	21,117,656
加拿大	**10,404,474**	11,009,773	**—**	—
	498,466,382	462,490,198	**15,807,608**	22,930,694

6. *其他經營收入*

	二零零二年	二零零一年
	港元	*港元*
銀行存款利息收入	**570,001**	1,002,391
租金收入	**155,800**	888,057
雜項收入	**961,430**	891,345
	1,687,231	2,781,793

7. *已停止經營業務*

於二零零一年三月一日，本集團已停止其一般商品店舖業務。停止此業務產生之成本約為4,790,000港元。

已停止經營業務由二零零一年一月一日起至停止經營日期止期間及截至二零零一年十二月三十一日止年度之業績載列於財務報表註釋5。

8. *火災淨虧損*

	港元
物業、廠房及設備撇銷	1,972,019
存貨撇銷	9,300,000
維修成本	2,388,571
收回保險公司之款項	(9,315,887)
	4,344,703

9. *經營盈利*

	二零零二年 港元	二零零一年 港元
經營盈利已扣除下列各項：		
核數師酬金		
本年度收費	**1,052,455**	1,134,805
上年度撥備不足	**—**	31,370
	1,052,455	1,166,175
折舊及攤銷：		
自置資產	**25,863,956**	28,614,777
根據融資租賃持有之資產	**4,523,259**	5,535,172
出售物業、廠房及設備之虧損	**62,540**	3,690,431
租賃物業之經營租賃付款	**17,937,376**	21,790,385
呆壞帳撥備	**75,796**	4,512,601
員工開支：		
董事酬金（註釋）	**6,655,600**	7,174,100
其他員工薪金、津貼及福利	**122,814,553**	128,400,818
其他員工退休計劃供款	**3,147,787**	1,290,494
	132,617,940	136,865,412
並已計入：		
匯兑收益	**1,060,738**	3,549,035
租金收入淨額，經扣除零港元（二零零一年：183,110港元）開支	**155,880**	704,947

9. *經營盈利(續)*

註釋：

關於董事及僱員薪酬之資料

	二零零二年 *港元*	二零零一年 *港元*
董事		
非執行董事之袍金	**450,000**	540,000
執行董事之其他薪酬：		
薪金及其他福利	**4,820,000**	4,820,000
業績表現獎勵金	**1,241,000**	1,669,500
退休計劃供款	**144,600**	144,600
	6,205,600	6,634,100
	6,655,600	7,174,100

上文披露之款項包括應付予獨立非執行董事之董事袍金360,000港元(二零零一年：360,000港元)。

董事薪酬之幅度如下：

	董事人數 二零零二年	 二零零一年
零港元 — 1,000,000港元	**5**	6
2,000,001港元 — 2,500,000港元	**2**	1
2,500,001港元 — 3,000,000港元	**—**	1

僱員

本集團五位最高薪人員包括兩位董事(二零零一年：兩位)，彼等薪酬之詳情載於上文。其餘三位最高薪僱員(本公司之董事除外)之薪酬如下：

	二零零二年 *港元*	二零零一年 *港元*
薪金及其他福利	**4,774,000**	4,584,000
退休計劃供款	**104,300**	89,400
	4,878,300	4,673,400

9. *經營盈利(續)*

註釋：(續)

該三位(二零零一年：三位)餘下之最高薪僱員之薪酬幅度如下：

	僱員人數	
	二零零二年	二零零一年
1,000,001港元 — 1,500,000港元	**2**	2
2,500,001港元 — 3,000,000港元	**1**	1

10. *財務費用*

	二零零二年	二零零一年
	港元	*港元*
利息：		
需於五年內悉數償還之銀行借貸	**3,552,462**	6,016,728
融資租賃責任	**485,448**	1,139,556
	4,037,910	7,156,284

11. *稅項*

	二零零二年	二零零一年
	港元	*港元*
本公司及各附屬公司：		
香港利得稅		
現年度	**1,398,903**	2,357,222
上年度超額撥備	**(68)**	(339,844)
遞延稅項(註釋26)	**(177,899)**	(422,199)
	1,220,936	1,595,179
所佔聯營公司稅項		
海外稅項	**35,041**	45,517
	1,255,977	1,640,696

香港利得稅乃根據本年度之估計應課稅盈利按稅率16%(二零零一年：16%)計算。

本年度之海外稅項乃根據有關司法權區之現行稅率計算。

12. 股息

	二零零二年 港元	二零零一年 港元
已付之中期股息每股零港元(二零零一年:1仙)	—	4,779,263
建議之末期股息每股1仙(二零零一年:1仙)	**4,779,263**	4,779,263
	4,779,263	9,558,526

13. 每股盈利

每股基本盈利乃根據本年度純利1,323,201港元(二零零一年:6,024,252港元)與年內已發行股份477,926,292股(二零零一年:477,926,292股)計算。

由於二零零一年尚未行使購股權之行使價高於每股之公允價值,故二零零一年並無每股攤薄盈利計算。

14. 物業、廠房及設備

	土地及建築物	電腦設備	傢俬及裝置	汽車	廠房及設備	合共
	港元	港元	港元	港元	港元	港元
本集團						
成本值						
於二零零二年一月一日	101,489,311	13,266,247	102,643,847	9,258,503	265,212,640	491,870,548
幣值調整	113,701	—	—	—	—	113,701
添置	5,209,891	891,674	2,386,903	696,387	6,622,753	15,807,608
撇銷	—	—	(4,037,988)	—	(598,572)	(4,636,560)
出售	—	—	(121,434)	(763,902)	—	(885,336)
於二零零二年十二月三十一日	106,812,903	14,157,921	100,871,328	9,190,988	271,236,821	502,269,961
折舊、攤銷及減值						
於二零零二年一月一日	25,155,818	8,885,641	67,622,851	5,446,174	174,947,809	282,058,293
幣值調整	12,351	—	—	—	—	12,351
本年度撥備	2,937,183	946,575	6,886,460	834,273	18,782,724	30,387,215
減值虧損	1,000,000	—	—	—	—	1,000,000
撇銷時抵銷	—	—	(2,191,417)	—	(473,124)	(2,664,541)
出售時抵銷	—	—	(35,507)	(630,925)	—	(666,432)
於二零零二年十二月三十一日	29,105,352	9,832,216	72,282,387	5,649,522	193,257,409	310,126,886
帳面淨值						
於二零零二年十二月三十一日	77,707,551	4,325,705	28,588,941	3,541,466	77,979,412	192,143,075
於二零零一年十二月三十一日	76,333,493	4,380,606	35,020,996	3,812,329	90,264,831	209,812,255

年內，董事參照現行市價審核與已於二零零一年停止之一般商品店舖業務有關物業之可收回款項，並作出進一步減值1,000,000港元。

14. 物業、廠房及設備(續)

	汽車
	港元
本公司	
成本值	
於二零零二年一月一日及二零零二年十二月三十一日	1,262,761
折舊	
於二零零二年一月一日	1,259,764
本年度撥備	898
於二零零二年十二月三十一日	1,260,662
帳面淨值	
於二零零二年十二月三十一日	2,099
於二零零一年十二月三十一日	2,997

本集團之物業權益包括:

	二零零二年	二零零一年
	港元	港元
在加拿大擁有永久業權之物業	**9,857,409**	9,932,278
租賃物業:		
一 在香港根據長期租賃持有	**25,439,818**	26,194,094
一 在香港根據中期租賃持有	**3,760,796**	5,059,817
一 在香港以外地區根據長期租賃持有	**9,150,733**	4,501,827
一 在香港以外地區根據中期租賃持有	**29,498,795**	30,645,477
	77,707,551	76,333,493

本集團物業、廠房及設備之帳面淨值包括達18,093,040港元(二零零一年:22,616,299港元)根據融資租賃持有之資產。

15. 附屬公司投資

	本公司	
	二零零二年	二零零一年
	港元	*港元*
非上市股份，按成本	**55,882,070**	55,882,070

非上市股份之成本乃根據本公司成為本集團最終控股公司當日，本集團於其附屬公司所佔之相關有形資產淨值之帳面價值計算。

本公司於二零零二年十二月三十一日之附屬公司詳情載於註釋34。

16. 聯營公司權益

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港元	*港元*	***港元***	*港元*
非上市股份，按成本	**—**	—	**11,490,000**	11,490,000
收購聯營公司產生之商譽	**—**	103,200	**—**	—
已確認減值虧損	**—**	(103,200)	**(8,266,339)**	(8,266,339)
所佔淨資	**2,116,597**	8,040,577	**—**	—
	2,116,597	8,040,577	**3,223,661**	3,223,661

本集團於二零零二年十二月三十一日之聯營公司詳情載於註釋35。

17. *證券投資*

	本集團		本公司	
	二零零二年	二零零一年	**二零零二年**	二零零一年
	港元	*港元*	***港元***	*港元*
非流動資產				
投資證券：				
非上市股份	**5,530,000**	8,916,439	**5,530,000**	8,030,000
流動資產				
其他投資：				
上市股本證券	**3,687,788**	12,869,628	**3,687,788**	12,869,628
非上市股份	**511,063**	—	—	—
	4,198,851	12,869,628	**3,687,788**	12,869,628
	9,728,851	21,786,067	**9,217,788**	20,899,628
上市股本證券市值	**3,687,788**	12,869,628	**3,687,788**	12,869,628

18. *存貨*

	本集團	
	二零零二年	二零零一年
	港元	*港元*
原料	**79,828,324**	55,406,631
在製品	**31,317,777**	21,195,952
製成品	**30,258,806**	17,180,303
	141,404,907	93,782,886

年內確認為費用之存貨成本為668,116,649港元(二零零一年：663,529,889港元)。

19. 應收帳款及預付款項

	本集團	
	二零零二年	二零零一年
	港元	港元
貿易應收帳款	**80,404,126**	73,536,819
應收票據	**1,762,269**	3,732,208
其他應收帳款及預付款項	**17,916,303**	15,116,488
	100,082,698	92,385,515

本集團給予其貿易客戶之平均信貸期為90天。

於申報日期，貿易應收帳款之帳齡分析如下：

	二零零二年	二零零一年
	港元	港元
0－60天	**65,215,315**	67,518,069
61－90天	**8,993,850**	2,348,709
90天以上	**6,194,961**	3,670,041
	80,404,126	73,536,819

20. 應付帳款、應付票據及應計費用

	本集團	
	二零零二年	二零零一年
	港元	港元
貿易應付帳款	**90,288,298**	62,821,936
應付票據	**9,463,721**	14,818,966
其他應付帳款及應計費用	**46,750,653**	39,014,235
	146,502,672	116,655,137

20. 應付帳款、應付票據及應計費用(續)

於申報日期，貿易應付帳款之帳齡分析如下：

	二零零二年 港元	二零零一年 港元
0－60天	**58,357,958**	46,668,905
61－90天	**23,467,095**	13,161,899
90天以上	**8,463,245**	2,991,132
	90,288,298	62,821,936

21. 融資租賃責任

	本集團			
	最低租金		最低租金現值	
	二零零二年 港元	二零零一年 港元	二零零二年 港元	二零零一年 港元
根據融資租賃應付之款項如下：				
一年內	**5,582,460**	8,552,472	**5,418,342**	8,062,053
第二年至第五年(首尾兩年包括在內)	**1,273,501**	6,872,249	**1,259,555**	6,677,266
	6,855,961	15,424,721	**6,677,897**	14,739,319
減：日後財務支出	**(178,064)**	(685,402)	**不適用**	不適用
租賃責任之現值	**6,677,897**	14,739,319	**6,677,897**	14,739,319
減：十二個月內到期償還之款項(列於流動負債內)			**(5,418,342)**	(8,062,053)
十二個月後到期償還之款項			**1,259,555**	6,677,266

本集團其中一項政策是根據融資租賃出租其若干廠房及設備，平均租賃期是三年。截至二零零二年十二月三十一日止年度，平均實際借貸年率約為4.19%。利率乃於合約日期釐定。所有租賃均有固定還款安排，故此概無訂立任何或然租金還款安排。

本集團之融資租賃責任乃以出租人之租賃資產押記作為抵押品。

22. *銀行借貸*

	本集團	
	二零零二年	二零零一年
	港元	*港元*
銀行借貸包括：		
出入口貸款	**56,985,888**	33,214,465
銀行貸款	**—**	554,399
銀行透支	**—**	205,604
	56,985,888	33,974,468
有抵押	**14,656,918**	19,037,831
無抵押	**42,328,970**	14,936,637
	56,985,888	33,974,468

銀行借貸乃按現行市場利率計算利息，結存須於一年內償還。

23. *股本*

	每股面值0.10港元之普通股數目	面值
	二零零二年及二零零一年	**二零零二年及二零零一年**
		港元
法定股本：		
每股0.1港元之普通股	1,000,000,000	100,000,000
已發行及繳足股本：		
於年初及於年終	477,926,292	47,792,629

於二零零二年十二月三十一日，概無任何可根據本公司購股權計劃認購股份之購股權尚未行使。

24. 購股權

根據本公司採納購股權計劃之條款，該計劃旨在激勵董事及合資格僱員，本公司董事可酌情授予本集團僱員(包括本公司之執行董事)購股權以認購股份。

年內概無任何尚未行使之購股權獲行使，亦無於年內授出或行使購股權。

25. 儲備

	股份溢價	商譽	繳納盈餘	換算儲備	股本贖回儲備	股息儲備	保留盈利	合共
	港元	港元$	港元	港元	港元	港元	港元	港元
本集團								
於二零零一年一月一日	144,997,035	(42,196,793)	—	273,190	85,000	9,558,526	69,806,288	182,523,246
匯兑調整	—	—	—	1,022,617	—	—	—	1,022,617
本年度盈利	—	—	—	—	—	—	6,024,252	6,024,252
已預留作二零零一年股息之用之款項	—	—	—	—	—	9,558,526	(9,558,526)	—
已付之二零零零年末期股息	—	—	—	—	—	(9,558,526)	—	(9,558,526)
已付之二零零一年中期股息	—	—	—	—	—	(4,779,263)	—	(4,779,263)
於二零零二年一月一日	144,997,035	(42,196,793)	—	1,295,807	85,000	4,779,263	66,272,014	175,232,326
匯兑調整	—	—	—	(169,604)	—	—	—	(169,604)
本年度盈利	—	—	—	—	—	—	1,323,201	1,323,201
已預留作二零零二年股息之用之款項	—	—	—	—	—	4,779,263	(4,779,263)	—
已付之二零零一年末期股息	—	—	—	—	—	(4,779,263)	—	(4,779,263)
於二零零二年十二月三十一日	144,997,035	(42,196,793)	—	1,126,203	85,000	4,779,263	62,815,952	171,606,660
歸於：								
－本公司及附屬公司	144,997,035	(42,196,793)	—	1,463,884	85,000	4,779,263	67,240,102	176,368,491
－聯營公司	—	—	—	(168,077)	—	—	(968,088)	(1,136,165)
於二零零一年十二月三十一日	144,997,035	(42,196,793)	—	1,295,807	85,000	4,779,263	66,272,014	175,232,326
－本公司及附屬公司	144,997,035	(42,196,793)	—	1,283,675	85,000	4,779,263	63,776,416	172,724,596
－聯營公司	—	—	—	(157,472)	—	—	(960,464)	(1,117,936)
於二零零二年十二月三十一日	144,997,035	(42,196,793)	—	1,126,203	85,000	4,779,263	62,815,952	171,606,660

25. 儲備（續）

	股份溢價	商譽	繳納盈餘	換算儲備	股本贖回儲備	股息儲備	保留盈利（虧絀）	合共
	港元	港元$	港元	港元	港元	港元	港元	港元
本公司								
於二零零一年一月一日	144,997,035	—	38,782,070	—	85,000	9,558,526	14,359,224	207,781,855
本年度虧損	—	—	—	—	—	—	(14,865,722)	(14,865,722)
已預留作二零零一年股息之用之款項	—	—	(9,558,526)	—	—	9,558,526	—	—
已付之三零零零年末期股息	—	—	—	—	—	(9,558,526)	—	(9,558,526)
已付之二零零一年中期股息	—	—	—	—	—	(4,779,263)	—	(4,779,263)
於二零零二年一月一日	144,997,035	—	29,223,544	—	85,000	4,779,263	(506,498)	178,578,344
本年度虧損	—	—	—	—	—	—	(6,392,460)	(6,392,460)
已預留作二零零二年股息之用之款項	—	—	(4,779,263)	—	—	4,779,263	—	—
已付之二零零一年末期股息	—	—	—	—	—	(4,779,263)	—	(4,779,263)
於二零零二年十二月三十一日	144,997,035	—	24,444,281	—	85,000	4,779,263	(6,898,958)	167,406,621

商譽包括為數18,236,237港元（二零零一年：18,236,237港元）之負商譽。

繳納盈餘指本公司收購Frankie Dominion (B.V.I.) Company Limited股份當日，該公司之綜合股東資金結存與本公司就上述收購而發行之股份面值差額。

根據百慕達一九八一年公司法（經修訂），本公司之繳納盈餘帳可供分派。然而，在下列情況，本公司不能以繳納盈餘宣派或支付股息或作出分派：

(a) 支付款項後會或將會導致本公司於負債到期時無力償還；或

(b) 導致本公司資產之可變現價值低於其負債、已發行股本及股份溢價帳三者之總和。註釋a

25. 儲備(續)

本公司根據百慕達一九八一年公司法(經修訂)計算之可分派儲備如下：

	二零零二年 港元	二零零一年 港元
繳納盈餘	**24,444,281**	29,223,544
虧絀	**(6,898,958)**	(506,498)
	17,545,323	28,717,046

26. 遞延稅項

	本集團	
	二零零二年 港元	二零零一年 港元
年初結存	**6,872,929**	7,295,128
本年度支出(*註釋11*)	**(177,899)**	(422,199)
年終結存	**6,695,030**	6,872,929

於結算日，已撥備及未予撥備之遞延稅項負債(資產)之主要部分如下：

	已撥備		未予撥備	
	二零零二年 港元	二零零一年 港元	二零零二年 港元	二零零一年 港元
本集團				
因以下事項出現時差之稅務影響：				
免稅額高於折舊額	**6,695,030**	6,872,929	**—**	197,024
稅項虧損	**—**	—	**(27,839,882)**	(27,798,942)
	6,695,030	6,872,929	**(27,839,882)**	(27,601,918)

基於稅項虧損未知會否於可見將來使用，故遞延稅項資產並未就用以抵銷日後盈利之稅項虧損於財務報表予以確認。

26. 遞延税項(續)

年內未予撥備之遞延税項變動如下：

	本集團	
	二零零二年	二零零一年
	港元	港元
因以下事項出現時差之税務影響：		
免税額與折舊額之差別	**(197,024)**	39,005
税項虧損	**(40,940)**	(1,452,216)
	(237,964)	(1,413,211)

於二零零二年及二零零一年十二月三十一日以及截至該兩日止之年度，本公司並無任何重大未予撥備之遞延税項。

27. 非現金之主要交易

年內本集團並無訂立任何融資租賃安排。於二零零一年，本集團已就資本總額於租賃開始時為6,841,498港元之資產訂立融資租賃安排。

年內，應付聯營公司款項4,471,567港元與本集團於聯營公司解散時所佔淨資產抵銷。

28. 資產質押

本集團若干帳面值約達25,000,000港元(二零零一年：25,000,000港元)之物業、廠房及設備已質押予銀行，作為附屬公司獲授予銀行融資之抵押。

此外，本集團約2,700,000港元(二零零一年：2,600,000港元)之銀行存款已質押予銀行，作為附屬公司獲授予銀行融資之抵押。

29. 或有負債

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	港元	港元	港元	港元
附有追索權之已貼現出口票據	**40,634,703**	40,174,624	**—**	—
為附屬公司使用之銀行融資而向銀行作出之擔保	**—**	—	**56,985,888**	33,959,004

30. 資本承擔

	本集團	
	二零零二年	二零零一年
	港元	港元
購買已訂約但未在財務報表撥備之物業、廠房及設備之資本開支	**138,000**	742,045
購買已授權但未訂約之物業、廠房及設備之資本開支	**—**	1,550,000

此外，本集團兩家附屬公司已承諾就其附屬公司之未付投資額出資約17,869,000港元(二零零一年：18,269,000港元)。

本公司於二零零二年或二零零一年十二月三十一日概無任何資本承擔。

31. 經營租賃承擔

於結算日，本集團在租賃物業之不可撤銷經營租賃中未來應付最低租金須於下列年期支付：

	本集團		本公司	
	二零零二年	二零零一年	二零零二年	二零零一年
	港元	港元	港元	港元
一年內	**17,305,192**	18,383,340	**960,000**	960,000
第二年至第五年(首尾兩年包括在內)	**37,633,019**	46,671,296	**—**	—
五年後	**1,440,720**	8,553,312	**—**	—
	56,378,931	73,607,948	**960,000**	960,000

租賃之協定年期由一至十年不等，租金於整段租賃期間固定不變。

32. *與關連人士之交易*

年內，本集團與關連人士訂立下列交易：

	已付關連人士租金	
	二零零二年	二零零一年
	港元	*港元*
關連公司	**960,000**	960,000

關連公司乃一家本公司若干董事擁有實益權益之公司。

已付關連公司之租金開支乃參考現行市場租金釐定。該開支乃為本公司若干董事提供住所而產生，並已包括在董事薪酬中。

33. *退休福利計劃*

定額供款計劃

自二零零零年十二月一日起，本集團根據強制性公積金計劃條例(「強積金計劃」)之規則及規例為在香港之所有合資格僱員設立退休金計劃。強積金計劃之資產單獨存於獨立管理之基金內。本集團已遵照合資格僱員相關總收入5% 之最低法定供款規定。供款於產生時於收益表中扣除。

相關中國附屬公司須按其現有僱員月薪3% 至4% 在中國向國家要求計劃供款以提供福利資金。僱員有權獲得根據有關政府規例參照彼等於退休時之基本薪金及服務年期計算之退休金。中國政府對該等退休員工之退休金責任負責。

於收益表中扣除之總成本3,292,387港元乃本集團根據計劃規則所指定之比率支付予該計劃之供款。

33. 退休福利計劃(續)

定額福利計劃

本公司一家附屬公司為所有合資格僱員設立定額福利退休金計劃。該計劃之資產與本集團之資產分開持有，並存入由信託人控制之基金內。該計劃於二零零零年十一月三十日凍結，責任亦於該日確定。

於二零零二年及二零零一年十二月三十一日，該計劃責任現值與該計劃資產之市價並無重大差別。

34. 附屬公司

於二零零二年十二月三十一日本公司附屬公司之詳情如下：

公司名稱	註冊成立／註冊地點	所佔之已發行／註冊股本面值	本集團所佔之股本權益	主要業務
Big Field (B.V.I.) Limited	英屬處女群島	普通股 － 600美元	62.5%	投資控股
鎮堅金科集團有限公司	香港	普通股 － 153,000港元 遞延股 － 147,000港元	62.5% *註釋(i)*	製造木器及紙品
Blandas Concord Inc.	利比利亞	普通股 － 1,400,000加元	100%	投資控股
Diamond Link Enterprises (Canada) Ltd.	加拿大	普通股 － 2加元	100%	物業投資
Dominion Trading Ltd.	英屬處女群島	普通股 － 100美元	100%	投資控股、物業及股份投資
Frankie Dominion (B.V.I.) Company Limited	英屬處女群島	普通股 － 35,000美元	100%	投資控股
嘉利美商(集團)有限公司	香港	普通股 － 1,000港元 遞延股 － 35,000,000港元	100% *註釋(i)*	投資控股、物業投資及設計、生產及銷售多類型之家庭消費品

34. 附屬公司(續)

公司名稱	註冊成立／註冊地點	所佔之已發行／註冊股本面值	本集團所佔之股本權益	主要業務
嘉利貿易有限公司	香港	普通股 – 5,000,000港元	100%	物業、廠房及設備之租賃
豪邁家品有限公司	香港	普通股 – 5,000,000港元	100%	暫無業務
五洲製罐廠有限公司	香港	普通股 – 4,400,000港元	100%	投資控股
		遞延股 – 3,600,000港元	*註釋(i)*	
美商製品廠有限公司	香港	普通股 – 10,000港元	100%	提供市場推廣服務
Newall International Inc.	英屬處女群島	普通股 – 100美元	100%	在中國製造家庭消費品
東莞五洲制罐廠有限公司(股份合營公司)	中國	30,000,000港元	*註釋(ii)*	印鐵
東莞嘉利美商家庭用品有限公司(股份合營公司)	中國	26,850,000港元	*註釋(iii)*	生產家庭消費品
天津嘉田印鐵有限公司(中外合資企業)	中國	人民幣7,500,000元	60%	印鐵

註釋：

(i) 遞延股份(並非由本集團持有，惟鎮堅金科集團有限公司持有者除外)享有之最低限度權利為收取股息或獲發該等公司任何股東大會之通告或出席該大會或於會上投票。在清盤時，遞延股份持有人有權在普通股持有人(即本集團)獲平均分配大部分資產後，獲派該公司之剩餘資產。

(ii) 根據一項合營協議，本集團須透過五洲製罐廠有限公司向該間於中國註冊之股份合營公司繳入註冊資本(即30,000,000港元)之75%。於結算日，約100,000港元之註冊資本尚未繳足。然而，根據該合營協議，在扣除中方合營夥伴繳入資產應佔之固定年額後，五洲製罐廠有限公司將有權獲得該合營公司之100%盈利。合營公司結業時，除中方合營夥伴繳入之資產及不可流動之建築物裝修以外，本集團將有權取得全部資產。

34. *附屬公司(續)*

註釋:(續)

(iii) 根據一項合營協議,本集團須透過嘉利美商(集團)有限公司向該家於中國註冊之股份合營公司繳入註冊資本(即26,850,000港元)之100%。於二零零二年十二月三十一日,約17,769,000港元之註冊資本尚未繳清。

除Frankie Dominion (B.V.I.) Company Limited由本公司直接持有外,所有其他附屬公司均為間接持有。除非「主要業務」一欄另有註明,否則所有附屬公司均主要在其註冊成立地點經營業務。

各附屬公司於年終或年內任何時間概無任何債務證券。

35. *聯營公司*

於二零零二年十二月三十一日持有之本集團聯營公司詳情如下:

公司名稱	註冊成立地點	已發行股本面值	所佔之股本權益 本集團	所佔之股本權益 本公司	主要業務
Port-style Enterprises Inc.	加拿大	普通股 - 100加元	25%	—	一般貿易
Webradio Ltd.	香港	普通股 - 153,400港元	33%	33%	經營網站

所有聯營公司均主要在其註冊成立地點經營業務。

財務摘要

	截至十二月三十一日止年度				
	一九九七年	一九九八年	一九九九年	二零零一年	**二零零二年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
業績					
營業額	1,026,392	1,166,573	1,147,510	997,069	**1,019,929**
經常業務之除税前盈利	16,899	28,691	2,764	7,906	**2,325**
税項	(3,234)	(8,623)	(5,574)	(1,641)	**(1,256)**
未計少數股東權益盈利(虧損)	13,665	20,068	(2,810)	6,265	**1,069**
少數股東權益	(8,980)	(16,063)	(8,733)	(241)	**254**
本年度盈利(虧損)	4,685	4,005	(11,543)	6,024	**1,323**
股息	4,450	18,790	14,338	9,559	**4,779**

資產及負債

	於十二月三十一日				
	一九九七年	一九九八年	一九九九年	二零零一年	**二零零二年**
	千港元	*千港元*	*千港元*	*千港元*	***千港元***
資產總額	477,888	525,376	506,532	462,490	**498,466**
負債總額及少數股東權益	(259,331)	(280,943)	(276,216)	(239,465)	**(279,067)**
股東資金	218,557	244,433	230,316	223,025	**219,399**

主要物業

A. 本集團自用之物業

名稱／地點		租賃年期	類別*	建築面積（平方米）	應佔權益
香港					
1.	黃竹坑 業發街6號 益年工業大廈 1樓及平台A、 B、C及D座	長期租賃	C&I	1,623.7	100%
2.	黃竹坑 業發街6號 益年工業大廈 2樓及平台A、 B、C及D座	長期租賃	C&I	1,623.7	100%
3.	黃竹坑 業發街6號 益年工業大廈 3樓D座	長期租賃	G	360.3	100%
4.	黃竹坑 業發街6號 益年工業大廈 6樓B及C座	長期租賃	C&I	465.4	62.5%
5.	黃竹坑 業發街6號 益年工業大廈 7樓及平台A、 B、C及D座	長期租賃	C&I	1,115.2	62.5%
6.	黃竹坑 業發街6號 益年工業大廈 8樓B座	長期租賃	C&I	139.4	62.5%
7.	黃竹坑 業發街6號 益年工業大廈 20樓D座	長期租賃	G	360.3	62.5%
8.	葵涌 永建路16-20號 高威工業大廈 2樓及平台 工場單位	中期租賃	G	1,337.3	100%

A. *本集團自用之物業(續)*

名稱／地點		租賃年期	類別*	建築面積(平方米)	應佔權益
海外					
1.	天津市漢沽區火車站西	中期租賃	I	2,796.1	100%
加拿大					
2.	1041-1059 West Broadway Vancouver British Columbia Canada	永久業權	C	957.8	100%

* C = 商業
I = 工業
G = 貨倉